File No. 82-34885

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Tel 441-296-9150
Fax 441-296-9152
Email group@aleagroup.com

SUPPL

VIA FEDERAL EXPRESS

06017828

October 26, 2006

Alea

SEC MAIL PROCESSING RECEIVED OCT 27 2006 WASH, D.C. 186 SECTION

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

**Re: Alea Group Holdings (Bermuda) Ltd. (the "Company"), File No. 82-34885
Information to be provided pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act")**

Ladies and Gentlemen:

In accordance with the Company's exemption under Rule 12g3-2(b) under the Exchange Act, enclosed please find the following information that the Company, since April 11, 2006, the date of the Company's last filing with the Commission under Rule 12g3-2(b), (i) has made or is required to make public pursuant to the laws of Bermuda; (ii) has filed or is required to file with the UKLA or LSE (and is made public thereby); or (iii) has distributed or is required to distribute to its security holders:

1. Press releases filed through the Regulatory News Service of the London Stock Exchange since April 11, 2006.

2. Circular relating to the Annual General Meeting of Shareholders, dated April 25, 2006, including Notice of AGM and Proxy Card.

3. Annual Report for the financial year ended December 31, 2005, as mailed to all shareholders.

4. Interim Financial Statements for the period ended June 30, 2006, as mailed to all shareholders.

5. Block listing application dated September 4, 2006 for issuance of shares under the Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.

Please do not hesitate to contact me if you should have any questions regarding the enclosed documents.

Sincerely,

George P. Judd
Senior Vice President and Group Secretary

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

dw 11/30

G:\Legal\SEC Reporting and Related Matters\12g3-2(b)\12g3-2(b) update letter - 26 October 2006 (final).doc

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Report and Accounts
Released	07:00 25-Apr-06
Number	8968B

Alea Group Holdings (Bermuda) Ltd.
25 April 2006

Alea Group Holdings (Bermuda) Ltd. 2005 Annual Report/Documents for Inspection.

The following documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility:

(1) Annual Report of Alea Group Holdings (Bermuda) Ltd. for the financial year ended 31 December 2005;
(2) Circular containing Notice of Annual General Meeting; and
(3) Form of Proxy for Annual General Meeting.

The Document Viewing Facility is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. +44 (0)20 7066 1000

The Annual Report is also available at the Company's website, www.aleagroup.com

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Information Update
Released	07:00 28-Apr-06
Number	0517C

Alea Group Holdings (Bermuda) Ltd.
28 April 2006

Alea Group Holdings (Bermuda) Ltd. (the "Company")
Annual Information Update
28 April 2006

In accordance with Section 5.2 of the Prospectus Rules, the Company submits its Annual Information Update which refers to information that has been published or made available to the public by the Company throughout the 12 months ended 28 April 2006.

The information referred to in this update was up to date at the time the information was published but may now be out of date. The information contained in this document appears by way of record, and the Company is under no obligation to update any information referred to herein. Information is referred to in this update rather than included in full.

The announcements listed below that were published on the London Stock Exchange ("LSE") have been made available via a Regulatory Information Service and copies can be obtained from the LSE website at www.londonstockexchange.com/RNS. Copies of the documents listed below that were filed at the United Kingdom Listing Authority ("UKLA") can be obtained from the UKLA, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Telephone No. 020 7066 1000.

Date of Filing	Place of Filing or Publication	Description/Headline
25 April 2006	LSE	Annual report UKLA viewing facility
25 April 2006	UKLA	Annual Report and Circular containing Notice of AGM and Proxy Form
11 April 2006	LSE	Annual report and accounts
11 April 2006	UKLA	PDF website version of Annual Report
04 April 2006	LSE	Final results
21 Mar 2006	LSE	Director resignation
02 Mar 2006	LSE	Notice of results
30 Jan 2006	LSE	Market update
30 Dec 2005	LSE	Second price monitoring extension
30 Dec 2005	LSE	Price monitoring extension
20 Dec 2005	LSE	Additional block listing
20 Dec 2005	LSE	Market update
20 Dec 2005	LSE	Form 1 blocklisting application and confirmation of issuer
20 Dec 2005	UKLA	Blocklisting application, confirmation of issuer and notification of election of home member state
16 Dec 2005	LSE	Blocklisting interim review
14 Dec 2005	LSE	Market update
08 Dec 2005	LSE	Alea Europe AG rights deal

06 Dec 2005	LSE	S&P rating action
05 Dec 2005	LSE	Market update
22 Nov 2005	LSE	Market update
07 Nov 2005	LSE	Market update
23 Sept 2005	LSE	AM Best rating action
09 Sept 2005	LSE	S&P rating action
01 Sept 2005	LSE	Rating agency action
31 Aug 2005	LSE	Interim results – part 2
31 Aug 2005	LSE	Interim results – part 1
08 July 2005	LSE	IFRS statement
08 July 2005	LSE	Pre-close statement
27 June 2005	LSE	Share repurchase
17 June 2005	LSE	Blocklisting interim review
10 June 2005	LSE	Response to AM Best
08 June 2005	LSE	Dividend declaration
03 June 2005	LSE	AGM statement
09 May 2005	LSE	Share repurchase
03 May 2005	LSE	Share repurchase
26 April 2005	LSE	Share repurchase

As a Company incorporated in Bermuda, the Company does not file returns with Companies House in the U.K.

The following documents have been dispatched by the Company to its shareholders during the 12 months ended 28 April 2006. Copies of these documents can be found at the UKLA at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Telephone No. 020 7066 1000, or on the Company's website at www.aleagroup.com:

2006 Notice of AGM dated 25 April 2006
2006 Proxy Form
Annual Report 2005
Interim Report 2005

The Company has filed a number of the above documents and announcements with the Securities and Exchange Commission ("SEC") in accordance with the Company's exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Between April 28, 2005 and April 28, 2006, the Company has also filed the following additional documents with the SEC. Copies of these documents can be viewed at the U.S. Securities and Exchange Commission, Division of Corporation Finance, Office of International Corporate Finance, 100 F Street, NE, Washington, DC 20549, Telephone No. (202) 551-6551.

Date of Filing	Place of Filing or Publication	Description
11 April 2006	SEC	Letter transmitting Rule 12g3-2(b) update
11 April 2006	SEC	Updated list of information required to be made public on an ongoing basis
11 April 2006	SEC	Block listing application dated December 2005
23 Sept 2005	SEC	Letter transmitting Rule 12g3-2(b) update
10 Aug 2005	SEC	Letter transmitting Rule 12g3-2(b) update
10 Aug 2005	SEC	Updated list of information required to be made public on an ongoing basis
19 May 2005	SEC	Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Further information is available at the Company's website at www.aleagroup.com, or by contacting the Company Secretary:

George P. Judd
Company Secretary
Telephone: 001-203-563-6050

#####

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media:	Sheel Sawhney +1 860 258 6524	**Analysts & Investors:**	Kirk Lusk +1 860 258 6566
			Financial Dynamics Robert Bailhache/ Nick Henderson +44 20 7269 7200/7114

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Major Interest in Shares
Released	07:00 24-May-06
Number	4807D

RNS Number:4807D
Alea Group Holdings(Bermuda) Ltd
24 May 2006

24 May 2006

Notification of Major Interest in Shares

Hamilton, Bermuda - Alea Group Holdings (Bermuda) Ltd ("Alea") announced it had been informed on 23 May 2006 of the ownership by Morgan Stanley Securities Limited of 10,705,405 Alea common shares, representing approximately 6.16% of the issued common share capital of Alea. Alea has 173,726,285 common shares outstanding and has no treasury shares.

Alea stated that it had been informed by Morgan Stanley Securities Limited that this ownership in Alea shares was at the close of business on 17 May, 2006.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those Morgan Stanley group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Alea's bye-laws each interested in any shares in which Morgan Stanley Securities Limited is interested.

######

For more information on Alea, see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache/Nick Henderson
+44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation,

statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	ANASIC Share Sale
Released	07:00 26-May-06
Number	6406D

RNS Number:6406D
Alea Group Holdings(Bermuda) Ltd
26 May 2006

26 May 2006

Alea Announces Sale Of Alea North America Specialty Insurance Company

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd (the "Group") today announced that its subsidiary Alea North America Insurance Company has entered into an agreement to sell its Delaware excess and surplus lines carrier, Alea North America Specialty Insurance Company ("ANASIC") to Insurance Corporation of Hannover, a member company of Praetorian Financial Group, Inc. ("Praetorian").

Under the terms of the agreement, Praetorian will purchase all of Alea's shares in ANASIC in exchange for a cash payment of $4m plus the policyholders' surplus of ANASIC as of the closing date. Total consideration will be between $30 and $36m. Proceeds will be held by the Group and placed on deposit pending utilization by the Group in the execution of its run-off strategy. Subsequent distribution of proceeds is subject to regulatory approval and other conditions.

On the closing date, the Group's Alea Bermuda Ltd affiliate will assume 100% of all business written by ANASIC prior to the closing date. The obligations under the agreements will be supported by a guarantee of the Group.

ANASIC is a Delaware domiciled stock insurance company with surplus lines authority in 38 U.S. jurisdictions. Total gross assets in ANASIC are $41.3m, with a profit before tax of $730,000, at year-end 31 December 2005.

The sale is subject to regulatory approval and other customary conditions. Alea will continue to administer the run-off of the in force business as of the closing date.

######

For more information on Alea, see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache/
Nick Henderson
+44 20 7269 7200
+44 20 7269 7114

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Blocklisting Interim Review
Released	07:00 19-Jun-06
Number	7518E

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 17 June, 2006

Name of *applicant*:		ALEA GROUP HOLDINGS (BERMUDA) LTD.		
Name of scheme:		1. 2002 Stock Purchase & Option Plan 2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T. Delaney 3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company		
Period of return:	From:	17 Dec 2005	To:	17 June 2006
Balance under scheme from previous return:		1. 6,573,568 2. 20,223 3. 464,340		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		1. 0 2. 0 3. 0		
Number of *securities* issued/allotted under scheme during period:		1. 0 2. 0 3. 0		
Balance under scheme not yet issued/allotted at end of period		1. 6,573,568 2. 20,223 3. 464,340		
Number and *class* of *securities* originally listed and the date of admission		1. 6,573,568 admitted 22 June 2004 2. 40,446 admitted 22 June 2004 3. 464,340 admitted 5 August 2004		
Total number of *securities* in issue at the end of the period		173,726,285 shares on 17 June 2006		

Name of contact:	George P. Judd
Address of contact:	55 Capital Boulevard Rocky Hill, Connecticut, USA 06067
Telephone number of contact:	001-860-258-7550

SIGNED BY ______________________________

George P. Judd, Senior Vice President & Group Secretary
for and on behalf of
Alea Group Holdings (Bermuda) Ltd.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Result of AGM
Released	07:01 30-Jun-06
Number	4296F

RNS Number:4296F
Alea Group Holdings(Bermuda) Ltd
30 June 2006

30 June 2006

Alea Group Holdings (Bermuda) Ltd
Announcement of Results of Annual General Meeting

HAMILTON, Bermuda - (30 June 2006) Alea Group Holdings (Bermuda) Ltd. ("Alea" or "the Group") announced today that all proposed shareholder resolutions were passed at its Annual General Meeting held on Thursday, 29 June 2006, in Bermuda.

John Reeve, the Chairman of the Board of Directors, commented: "As previously announced, Alea has entered into a definitive agreement to sell Alea North America Specialty Insurance Company, its US based excess and surplus lines company. All Alea worldwide operations are in run-off."

Mark Ricciardelli, Chief Executive Officer added: "Management's primary focus is on executing the run-off strategy; however, we continue to explore sale options for all or certain parts of the Group. There can be no guarantee that any transaction will take place or that a sale of the Group would be at a premium to the current market price. The conversion of the organisation from a going concern to run-off is now materially complete. Alea's run-off plan is on track, as commutations, headcount and expenses are running as expected."

Alea intends to publish its interim results the week commencing 18 September 2006.

######

For more information on Alea, see www.aleagroup.com.

For further information please contact:

Media:	Sheel Sawhney	+1 860 258 6524
Analysts & Investors:	Kirk Lusk	+1 860 258 6566

Financial Dynamics
Robert Bailhache +44 (0)20 7269 7200
Nick Henderson +44 (0)20 7269 7114

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Directorate Change
Released	07:05 30-Jun-06
Number	4297F

RNS Number:4297F
Alea Group Holdings(Bermuda) Ltd
30 June 2006

30 June 2006

Alea Group Holdings (Bermuda) Ltd

Mark Ricciardelli to step down as CEO of Alea following the successful transition into run-off. Mark Cloutier named CEO. Kirk Lusk and Mark Cloutier named Executive Directors.

HAMILTON, Bermuda - (30 June 2006) - Alea Group Holdings (Bermuda) Ltd. ("Alea or "the Group"), today announced that Mark Ricciardelli, CEO of Alea since 25 June 2004, will step down from the Board of Directors with effect from 31 August 2006, to pursue other interests.

Following Mark Ricciardelli's decision to step down, Mark Cloutier will assume the role of Group President and Chief Executive Officer with effect from 1 September 2006. Mark Cloutier has over 30 years' experience within the reinsurance and run-off industry, and was most recently President and CEO, OP Re.

Kirk Lusk continues in his role as Chief Operating Officer and Chief Financial Officer. Mark Cloutier and Kirk Lusk have also been appointed as Executive Directors of Alea, with effect from 1 September 2006.

John Reeve, non-executive Chairman of Alea, said, "Following the rating downgrades, the decision to place Alea into run-off, whilst difficult, was the only course of action available to the Board of Directors. Since reaching this decision, Mark Ricciardelli has done an excellent job of leading the restructuring and repositioning of the organisation from a going concern into run-off. The entire Board of Directors appreciates this leadership effort and the commitment displayed throughout his time with the Group and wishes Mark well and every success in the future."

"We anticipate a seamless transition and are delighted with the partnership of Kirk Lusk and Mark Cloutier as we believe the combination of Mark's wealth of run off experience and Kirk's strong financial skills and institutional knowledge will be very effective in leading the Group in its current run-off strategy."

######

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media:	Sheel Sawhney	+1 860 258 6524
Analysts & Investors:	Kirk Lusk	+1 860 258 6566
	Financial Dynamics	
	Robert Bailhache	+44 (0)20 7269 7200
	Nick Henderson	+44 (0)20 7269 7114

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Director Declaration
Released	07:41 06-Jul-06
Number	7671F

RNS Number:7671F
Alea Group Holdings(Bermuda) Ltd
06 July 2006

6 July 2006

Alea Group Holdings (Bermuda) Ltd

Information regarding recently appointed Directors

HAMILTON, Bermuda - (6 July 2006) Alea Group Holdings (Bermuda) Ltd. ("Alea" or "the Group") recently announced the appointment of Mark Cloutier as Chief Executive Officer of the Group, with effect from 1 September 2006. In addition, it was announced that Mark Cloutier and Kirk Lusk, have been appointed to the Board of Directors of the Group, with effect from 1 September 2006.

The current and past directorships held by Mark Cloutier and Kirk Lusk over the past five (5) years are set out below.

Mark Cloutier was President and Chief Executive Officer of Overseas Partner Re when it was placed into members' voluntary liquidation following the distribution of capital in excess of US$1 billion to its shareholders. There are no further details regarding Mark Cloutier which are required to be disclosed under paragraphs (2) to (6) of Listing Rule 9.6.13.

There are no details regarding Kirk Lusk which are required to be disclosed under paragraphs (2) to (6) of Listing Rule 9.6.13.

Mark Cloutier's Current Directorships:

None.

Directorships held in the last five years by Mark Cloutier:

Overseas Partners Limited

Overseas Partners US Re

Overseas Partners Re

Overseas Partner Capital

Overseas Partners Assurance Limited

Quanta Re Bermuda

Union Excess Reinsurance Company

Kirk Lusk's Current Directorships:

None.

Directorships held in the last five years by Kirk Lusk:

Heritage Insurance Group, Inc

Heritage Indemnity Company

GE Capital Management Corp.

GE Capital Warranty Corp.

Westwood Indemnity Company

Heritage Mechanical Breakdown Corp.

Westwood Warranty Company

GE Capital Administrative Services, Inc.

Westlake Insurance Company (Bermuda), Ltd

######

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media:	Sheel Sawhney	+1 860 258 6524
Analysts & Investors:	Kirk Lusk	+1 860 258 6566

Financial Dynamics

Robert Bailhache	+44 20 7269 7200
Nick Henderson	+44 20 7269 7114

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation,

statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Major Interest in Shares
Released	07:00 11-Jul-06
Number	9846F

RNS Number:9846F
Alea Group Holdings(Bermuda) Ltd
11 July 2006

11 July 2006

Alea Group Holdings (Bermuda) Ltd.

Notification of Major Interest in Shares

Hamilton, Bermuda - Alea Group Holdings (Bermuda) Ltd ("Alea") announced it had been informed by BACP Europe Fund II, L.P. ("BACP") on 10 July 2006 that BACP's ownership has declined below 3% of shares outstanding by virtue of a sale on 10 July 2006 of 1,050,000 Alea common shares, leaving BACP with a remaining interest of 4,182,661 common shares, representing 2.41% of the issued common share capital of Alea. Alea has 173,710,665 common shares outstanding and has no treasury shares.

######

For more information on Alea, see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney +1 860 258 6524
Analysts & Investors: Kirk Lusk +1 860 258 6566

Financial Dynamics: Robert Bailhache +44 20 7269 7200
Nick Henderson +44 20 7269 7114

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or

economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Notice of Results
Released	07:00 21-Aug-06
Number	8287H

21 August 2006

Alea Group Holdings (Bermuda) Ltd

20 September 2006 Interim Results and Conference Call

HAMILTON, Bermuda - Alea Group Holdings (Bermuda) Ltd. ("Alea" or "the Group") will announce its interim res for the six months ended 30 June 2006, on Wednesday, 20 September 2006.

Senior Management will brief analysts via conference call at 10am GMT following the release of results earlier morning.

######

For more information on Alea, see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances

on which any such statement is based.

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Shareholder Notification
Released	10:11 25-Aug-06
Number	1133I

25 August 2006

Notification of Major Interest in Shares

Hamilton, Bermuda – Alea Group Holdings (Bermuda) Ltd ("Alea") announced it had been informed on 11 July 2006 of the ownership by Morgan Stanley Securities Limited of 14,369,336 Alea common shares, representing approximately 8.27% of the issued common share capital of Alea. Alea has 173,710,665 common shares outstanding and has no treasury shares.

Alea stated that it had been informed by Morgan Stanley Securities Limited that this ownership in Alea shares was at the close of business on 10 July, 2006. Alea also received an interim notification on 26 June 2006 that Morgan Stanley Securities Limited owned 13,056,836 shares, representing 7.52% of the issued share capital of Alea as at the close of business on 22 June 2006.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those Morgan Stanley group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Alea's bye-laws each interested in any shares in which Morgan Stanley Securities Limited is interested.

######

For more information on Alea, see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache/
Nick Henderson
+44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking

statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Director/PDMR Shareholding
Released	07:00 01-Sep-06
Number	3326I

1 September 2006

Alea Group Holdings (Bermuda) Ltd

Notification of Directors' Interest In Shares

HAMILTON, Bermuda - In accordance with previously announced plans, Mark Cloutier and Kirk Lusk have joined the Board of Directors of Alea Group Holdings (Bermuda) Ltd. ("Alea" or "the Group") as Executive Directors, with effect from 1 September 2006.

Mark Cloutier's and Kirk Lusk's current shareholdings and interests in shares in Alea are set out below.

Mark Cloutier's Current Shareholdings:

None.

Kirk Lusk's Current Shareholdings:

Mr Lusk owns 23,005 Common Shares acquired on 2 July 2004, at a cost of $USD 4.3467 per common share.

Mr Lusk's Current Holdings of Unexercised Options:

Date of grant	Plan name	Options granted	Exercise period From	Exercise period To	Exercise price	Vesting
02.07.04	Executive Option and Stock Plan	46,010	02.07.04	01.07.14	£2.365	20% over 5 years, the first 20% vesting on 7 July 2005
24.03.05	Executive Option and Stock Plan	65,000	24.03.05	23.03.15	£1.86	100% vesting on 24 March 2008

######

For more information on Alea, see www.aleagroup.com. For further information please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Major Interest in Shares
Released	07:01 07-Sep-06
Number	6108I

RNS Number:6108I
Alea Group Holdings(Bermuda) Ltd
07 September 2006

7 September 2006

Notification of Major Interest in Shares

Hamilton, Bermuda - Alea Group Holdings (Bermuda) Ltd ("Alea") announced it had been informed on 6 September 2006, of the ownership by Morgan Stanley Securities Limited of 12,992,318 Alea common shares, representing approximately 7.48% of the issued common share capital of Alea. Alea stated that it had been informed by Morgan Stanley Securities Limited that this ownership in Alea shares was at the close of business on 5 September 2006. Alea has 173,710,665 common shares outstanding and has no treasury shares.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those Morgan Stanley group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Alea's bye-laws each interested in any shares in which Morgan Stanley Securities Limited is interested.

######

For more information on Alea, see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney +1 860 258 6524
Analysts & Investors: Kirk Lusk +1 860 258 6566

Financial Dynamics: +44 20 7831 3113
Robert Bailhache
Nick Henderson

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Block Listing Announcement
Released	16:45 04-Sep-06
Number	4612I

4 September 2006

SEC MAIL PROCESSING RECEIVED OCT 27 2006 WASH. D.C. 186 SECTION

ALEA GROUP HOLDINGS (BERMUDA) LTD. (the "Company")
Block Listing

Application has today been made to the UK Listing Authority for a Block Listing of 72,818 comm each in Alea Group Holdings (Bermuda) Ltd. to trade on the London Stock Exchange and to be official list upon issue.

The Block Listing has been made in respect of 72,818 shares that fall to be issued under The A Option and Stock Plan pursuant to grants of Restricted Stock Units.

These shares when issued will rank pari passu in all respects with the existing issued common

Enquiries :

George P. Judd
Alea Group Holdings (Bermuda) Ltd.
001 860 258 7550

END

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Notice of Results
Released	11:53 07-Sep-06
Number	6343I

RNS Number:6343I
Alea Group Holdings(Bermuda) Ltd
07 September 2006

7 September 2006

Alea Group Holdings (Bermuda) Ltd

Update - 2006 Interim Results Conference Call and Web Cast

HAMILTON, Bermuda - Alea Group Holdings (Bermuda) Ltd. ("Alea" or "the Group") will announce its interim results for the six months ended 30 June 2006 on Wednesday 20 September 2006.

Senior management will brief analysts via conference call at 10am BST (9am GMT) following the release of results earlier that morning.

The dial-in number for the conference call is +44 20 8322 2048. Participants can also access the call via web cast at www.aleagroup.com.

######

For more information on Alea, see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7831 3113

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial

position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Interim Results
Released	07:00 20-Sep-06
Number	1993J

20 September 2006

Alea Group Holdings (Bermuda) Ltd

Interim results for the six months ended 30 June 2006

Alea announces interim results and provides an update on run-off

Financial Performance

- Net insurance premium revenue for the six months ended 30 June 2006 was $209.7 million[1] (30 June 2005: $610.7 million), with the reduction reflecting the impact of the Group's decision to cease writing new/renewal business and place its operations into run-off.
- Loss after tax for the six months ended 30 June 2006 was $10.7 million[2] (six months ended 30 June 2005: profit of $19.5 million).
- Net asset value of $2.57 per share[3] (£1.40 per share) compared with 30 June 2005 of $4.12 per share (£2.28 per share).
- Net asset value at 30 June 2006 was impacted by cumulative unrealised losses on investments of $49.3 million (30 June 2005: cumulative gains of $17.2 million).
- Basic and diluted loss per share of $0.06 (30 June 2005: earnings per share of $0.11).[4]
- Investment income of $49.2 million (30 June 2005: $43.0 million).
- Insurance contracts liabilities decreased from $2,872.5 million at 31 December 2005 to $2,451.7 million at 30 June 2006.
- Other operating expenses for the six months ended 30 June 2006 were $42.5 million compared with $61.2[5] million in the six months ended 30 June 2005.
- Limited adverse development (net of commutations) of $3.1 million representing 0.1% of gross claims outstanding.
- During the period, the Group entered into an agreement to sell Alea North America Specialty Insurance Company ("ANASIC") to a member company of Praetorian Financial Group, Inc. ("Praetorian").[6]
- 2006 performance remains within the financial covenants under the Group's bank credit agreement.

Run-off

Following the announcement of the Group's intention to cease underwriting and place its insurance operations into run-off, the Group adopted a run-off plan that includes a proactive cost management programme including consolidation of certain operations to improve operational efficiency, and an aggressive claims management and commutation strategy. The key elements of the plan are to preserve net assets through effective management of the run-off of the Group's balance sheet, manage other operating expenses and finance costs to levels less than or equal to investment income by year end 2007, and ultimately return capital to shareholders.

Effective 1 September 2006, Mark Cloutier was appointed Chief Executive Officer of the Group and with Kirk Lusk, Group Chief Financial Officer, joined the Board of Directors.

Outlook

The Group's performance for the first half of 2006 with respect to commutations is on plan. In addition, headcount

and expenses are running as expected. Notwithstanding our performance, there can be no certainty as to the timing or amounts of future distributions to shareholders. Any future distributions will be subject to execution of commutations on economic terms acceptable to the Group, appropriate regulatory approvals being obtained to fund intra-group distributions, applicable legal restrictions, repayment of the Group's $150 million term loan and $50 million revolver and the retention of adequate capital to meet other obligations.

Comments of John Reeve, Non-executive Chairman of the Board of Directors:

"The first half of 2006 has been a challenging time for Alea, despite which the Group's results and run-off strategy are on plan. The Group is making progress in its efforts to reduce volatility in the balance sheet while at the same time achieving the operating efficiencies needed to sustain a successful run-off. We are pleased with the partnership of Mark Cloutier as Group CEO and Kirk Lusk as Group CFO and welcome them as executive members of the Board of Directors.

The Company[7] has not proposed an interim dividend for 2006."

Comments of Mark Cloutier, Group Chief Executive:

"The Group's operating results excluding finance costs are slightly better than plan, which is encouraging given the significant changes implemented in the transition to run-off. We made considerable improvements in the areas of staff and organisational restructuring, claims and commutation strategies, and expense and cash flow management. Additional progress has been made with respect to reducing volatility in the portfolio and accelerating our exit from active exposures through commutations and unearned premium cut-offs. As we move ahead, we will remain keenly focused on expense reduction initiatives, further embedding of cash and claim management strategies, and an acceleration of commutation activity."

Notes

1. Except where specifically indicated all statements refer to the six months ended 30 June 2006 or 2005.
2. These results have been prepared on a going concern basis. The directors consider this to be the appropriate basis as set forth in Note 2 of the Financial Statements.
3. £1.40 per share at an exchange rate of $1.83=£1 (2005: £2.28 per share at an exchange rate of $1.81 = £1).
4. Weighted average number of ordinary shares of 173.7 million (at 30 June 2005: 174.4 million).
5. The $61.2 million is stated after adding back $25.0 million of expenses that were reclassified at 30 June 2005 from other operating expenses to acquisition costs in accordance with IAS 1 'Presentation of Financial Statements'.
6. Both the sale and any subsequent distribution of proceeds are subject to regulatory approval and other customary conditions. Alea will continue to administer the run-off of the in force business as of the closing date.
7. "Company" refers to Alea Group Holdings (Bermuda) Ltd only. "Group" refers to Alea Group Holdings (Bermuda) Ltd, and all subsidiaries.

Financial information presented herein has been prepared in accordance with International Financial Reporting Standards ("IFRS") and is unaudited.

Senior management will be briefing analysts today by conference call at 10:00 am (BST time).

Conference telephone number **+44 208 322 2048**

For more information on Alea see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7831 3113

Past performance cannot be relied upon as a guide to future performance.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

Financial Review

-

Unaudited consolidated income statement

	Six months ended		Year ended
	30 June 2006 $'million	**30 June 2005 $'million**	**31 December 2005 $'million**
Gross premiums written	(37.9)	855.3	997.5
Revenue			
Premium revenue	270.9	723.9	1,347.8
Premium ceded to reinsurers	(61.2)	(113.2)	(261.1)
Net insurance premium revenue	**209.7**	**610.7**	**1,086.7**
Fee income	0.4	1.3	3.0
Investment income	49.2	43.0	89.1
Net realised (losses)/gains on financial assets	(1.4)	3.6	0.7
Net realised gains on sale of renewal rights	0.9	-	61.1
Total revenue	**258.8**	**658.6**	**1,240.6**
Expenses			
Insurance claims and loss adjustment expenses	176.3	485.0	1,146.6
Insurance claims and loss adjustment expenses recovered from reinsurers	(27.4)	(72.4)	(227.4)
Net insurance claims	**148.9**	**412.6**	**919.2**
Acquisition costs	64.2	174.8	335.8
Other operating expenses	42.5	36.2	95.4
Restructuring costs	1.6	-	22.4
Total expenses	**257.2**	**623.6**	**1,372.8**
Results of operating activities	**1.6**	**35.0**	**(132.2)**
Finance costs	(16.0)	(9.1)	(19.9)
(Loss)/profit before income tax	**(14.4)**	**25.9**	**(152.1)**
Income tax credit/(expense)	3.7	(6.4)	(26.8)

(Loss)/profit on ordinary activities after income tax for the period	**(10.7)**	**19.5**	**(178.9)**

Performance indicators and comparison to prior periods

The Group ceased underwriting new and renewal business and was placed into run-off in the fourth quarter of 2005. The Group's business has therefore changed significantly and as a result certain performance comparisons with prior periods may become less meaningful. In this report, the Group has modified some of the prior period comparisons to make them relevant to the business in its current state. Going forward, the relevance of period-to-period comparisons included in Group reporting will be considered in light of the Group's run-off strategy with the objective of making only meaningful and useful comparisons.

Reserves and claims

At 30 June 2006 the total insurance contracts balance comprising gross claims outstanding, claims handling provisions, discount on claims and claims handling provision and provision for unearned premiums was $2,451.7 million, a decrease of 18.8% from 30 June 2005 ($3,019.4 million) and a decrease of 14.6% from 31 December 2005 ($2,872.5 million). The claims outstanding, net of reinsurance at 30 June 2006 was $1,344.8 million. This is a decrease of 5.9% compared with 31 December 2005 ($1,429.4 million) but is an increase of 15.6% from $1,163.5 million as at 30 June 2005. This increase reflects the fact that the Group was still an ongoing business during the second half of 2005.

The balances are analysed below:

	As at 30 June 2006 $'million	As at 30 June 2005 $'million	As at 31 December 2005 $'million
Gross claims outstanding			
Provision for claims outstanding, reported and not reported	2,415.1	2,231.8	2,531.9
Discount	(127.7)	(155.7)	(133.4)
	2,287.4	2,076.1	2,398.5
Claims handling provisions	25.5	22.6	30.4
Total gross claims outstanding	**2,312.9**	**2,098.7**	**2,428.9**
Provision for unearned premiums on insurance contracts	138.8	920.7	443.6
Total insurance contracts	**2,451.7**	**3,019.4**	**2,872.5**
Aggregate excess reinsurance			
Provision for claims outstanding, reported and not reported	321.3	435.0	343.3
Discount	(9.1)	(30.6)	(11.3)
Net aggregate excess reinsurance	312.2	404.4	332.0
Other reinsurance			
Provision for claims outstanding, reported and not reported	659.8	538.0	673.0
Discount	(3.9)	(7.2)	(5.5)
Net other reinsurance	655.9	530.8	667.5
Total reinsurance			
Provision for claims outstanding, reported and	981.1	973.0	1,016.3

not reported			
Discount	(13.0)	(37.8)	(16.8)
Total reinsurers' share of claims outstanding	**968.1**	**935.2**	**999.5**
Provision for unearned premiums on reinsurance contracts	32.9	89.8	58.1
Total reinsurance contracts	**1,001.0**	**1,025.0**	**1,057.6**
Claims outstanding, net of reinsurance			
Before discount	1,459.5	1,281.4	1,546.0
Discount	(114.7)	(117.9)	(116.6)
Claims outstanding, net of reinsurance	**1,344.8**	**1,163.5**	**1,429.4**

The following table presents the Group's booked gross loss and loss expense reserves before claims handling provision as at 30 June 2006 by class of business.

$'million	**General liability**	**Motor**	**Workers' comp.**	**Professional**	**Property**	**MAT**	**Total**
1999 and prior	115.0	56.0	35.8	1.6	34.5	100.2	343.1
2000	38.2	14.5	13.9	27.1	8.9	25.0	127.6
2001	34.5	14.2	19.2	27.7	6.1	14.8	116.5
2002	43.0	24.5	10.7	55.4	9.8	6.4	149.8
2003	50.7	46.0	8.0	43.5	11.8	6.8	166.8
2004	67.7	77.0	13.9	72.3	32.3	0.4	263.6
2005	32.0	76.8	4.6	43.5	164.3	1.2	322.4
Total reinsurance reserves	**381.1**	**309.0**	**106.1**	**271.1**	**267.7**	**154.8**	**1,489.8**
Insurance reserves	**266.8**	**96.3**	**224.1**	**36.4**	**40.4**	**-**	**664.0**
Total non-life reserves	**647.9**	**405.3**	**330.2**	**307.5**	**308.1**	**154.8**	**2,153.8**
Life structured settlements							**246.3**
Life reinsurance							**21.6**
Sale of ANASIC							**(6.6)**
Total reserves							**2,415.1**

The following table analyses Alea's gross reserves between incurred but not reported ("IBNR") and case as at 30 June 2006. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	**Insurance**	**Reinsurance**	**Total**
Case	39%	53%	49%
IBNR	61%	47%	51%
Total	**100%**	**100%**	**100%**

Adverse development

During the six months ended 30 June 2006 the Group experienced deterioration net of commutations in the gross reserves of $3.1 million ($2.2 million net of reinsurance).

Loss reserve discount

As permitted by IFRS 4, categories of claims provisions where the expected average interval between the date of

settlement and the balance sheet date is in excess of four years may be discounted at a rate which does not exceed that expected to be earned by assets covering the provisions. As at 30 June 2006 25% of the Group's gross reserves were discounted at a rate of 4.5%.

As at 30 June 2006 the Group's total net discount was $114.7 million (30 June 2005: $117.9 million). This is expected to reduce towards zero over the duration of the normal course payout of the reserves. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement as the remaining expected duration drops below the UK GAAP qualified level as permitted by IFRS 4.

Income statement

Gross premiums written and net insurance premium revenue

Gross premiums written ("GPW") in the six months ended 30 June 2006 were $(37.9) million (six months ended 30 June 2005: $855.3 million) reflecting the cancellation of policies written in prior periods. Net insurance premium revenue reduced by 66% to $209.7 million in the six months ended 30 June 2006 (six months ended 30 June 2005: $610.7 million). This is primarily due to the Group's decision to cease writing new and renewal business resulting in a reduction in premium.

Premiums written generally take three years to earn through the income statement. These patterns differ by business class and operational unit. Overall, they approximate 40% in the first, 55% in the second and 5% in the third year. As at 30 June 2006 the Group had net unearned premiums of $105.9 million (30 June 2005: $830.9 million). The Group anticipates that no significant insurance premium revenue will be recognised in 2008 as the majority of unearned premium will have been released and recognised as revenue by 31 December 2007.

The Group has assessed its 30 June 2006 deferred acquisition cost asset ("DAC") of $30.0 million (30 June 2005: $228.7 million) as fully recoverable and as a result has not recorded any DAC write-off in its six months to 30 June 2006 income statement.

Fee income

Fee income in the six months ended 30 June 2006 was $0.4 million compared with $1.3 million recorded in the same period in 2005. Fee income represents income arising on structured reinsurance and insurance contracts without significant transfer of insurance risk. These contracts are accounted for on a deposit accounting basis.

Investment income and realised gains and losses

Investment income in the six months ended 30 June 2006 was $49.2 million, 14% ($6.2 million) higher than the $43.0 million recorded in the six months ended 30 June 2005. The growth recorded reflects 4.0% investment income in the six months ended 30 June 2006 on average invested assets of $2,331 million compared with 3.6% investment income in the six months ended 30 June 2005 on average invested assets of $2,312 million.

Net realised losses on financial assets were $1.4 million in the six months ended 30 June 2006 compared with $3.6 million realised gains in the six months ended 30 June 2005.

Net realised gains on sale of renewal rights

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million, which was recognised in the year ended 31 December 2005, and represents the directors' valuation at fair value of the business sold. Subsequently, an additional $0.9 million has been recognised in the six months ended 30 June 2006. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. The fair market value of the renewal rights is dependent upon receipt of commissionable premium on applicable business which is periodically evaluated by the Board.

The table below summarises each transaction:

Transaction	Completion date	2006 income ($'million)	2005 income ($'million)
London/Canopius	5 Dec 2005	-	8.0
AAR/AmTrust	14 Dec 2005	-	47.0
Europe/SCOR	19 Dec 2005	0.9	6.1
Total		**0.9**	**61.1**

To date the Group considers that the accruals above are reasonable and has received in cash $20.1 million of the estimated total of $62.0 million. The outstanding balance consists of $37.0 million due from AmTrust and $4.9 million due from Canopius.

Insurance claims and loss adjustment expenses

In the six months ended 30 June 2006 the Group incurred net insurance claims and loss adjustment expenses of $148.9 million (six months to 30 June 2005: $412.6 million).

The claims outstanding net of reinsurance at 30 June 2006 were $1,344.8 (at 31 December 2005: $1,429.4 million), which equates to a decrease of $84.6 million in the six month period.

Acquisition costs

Acquisition costs are costs are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs. They are deferred and amortised over the period of contract, consistent with the earning of premium.

Given that the Group is no longer accepting new insurance risk, and is releasing its unearned premium reserves as the risk associated with those premium receipts is extinguished, acquisition costs are expected to decrease.

In the six months ended 30 June 2006 total acquisition costs were $64.2 million (six months ended 30 June 2005: $174.8 million).

Other operating expenses

The Group plans to reduce other operating expenses so that in any given period they are less than total investment income in that period net of finance costs. To the extent that investment income net of discount released does not offset other operating expenses, the Group will establish a run-off provision. The current Group projections indicate that a run-off provision is not required.

In the six months to 30 June 2006 other operating expenses were $42.5 million. This compares with other operating expenses in the six months to 30 June 2005 of $36.2 million which were stated net of a $25.0 million reclassification from other operating expenses to acquisition costs. This accounting treatment was performed to comply with IAS 1 'Presentation of Financial Statements' and represents premium related expenses. As the Group is now in run-off, the equivalent reclassification is no longer required.

Restructuring costs

Restructuring costs in the six months ended 30 June 2006 were $1.6 million (year ended 31 December 2005: $22.4 million). The Group anticipates headcount at the end of 2006 will be less than 200 and will reduce further in line with reserves and invested assets.

Included are redundancy costs incurred of $4.1 million for severance payments made to employees who were not part of the original restructuring plan as disclosed at 31 December 2005.

Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

Results of operating activities

In the six months ended 30 June 2006, results of operating activities were a profit of $1.6 million compared with a profit of $35.0 million in the six months ended 30 June 2005 reflecting the transition into run-off detailed above.

Finance costs

Finance costs include investment expenses, foreign exchange movements and debt interest. In the six months ended 30 June 2006 total finance costs were $16.0 million, compared with $9.1 million recorded in the same period in 2005. The majority of this increase results from a rise in interest rates. As is detailed in the section on Financing Facilities, interest is charged at LIBOR plus 285 basis points on the trust preferred facility and at LIBOR plus 120 basis points on the three-year bank facility. The Group was also significantly impacted by the weakening of the dollar in the European operations.

Loss before income tax

Loss before income tax was $14.4 million in the six months ended 30 June 2006 compared with a profit of $25.9 million in the six months ended 30 June 2005. This reduction reflects the change in the results of operating activities noted above and the transition into run-off.

Income tax expense

The income tax credit in the six months ended 30 June 2006 was $3.7 million, compared with a charge of $6.4 million in the six months ended 30 June 2005. The effective tax rate was 25.9% in the six months ended 30 June 2006 (six months ended 30 June 2005: 24.8%). The impact of the income tax credit on the income statement is summarised as follows:

	Six months ended 30 June 2006 $'million	Six months ended 30 June 2005 $'million	Year ended 31 December 2005 $'million
Current tax (credit)/charge:			
UK corporation tax	0.3	0.4	-
Foreign tax	(2.1)	6.4	(0.2)
Total current period	**(1.8)**	**6.8**	**(0.2)**
Deferred tax (credit)/charge:	(1.9)	(0.4)	27.0
Total income tax (credit)/expense	**(3.7)**	**6.4**	**26.8**

In the year ended 31 December 2005 the Group wrote off the majority of its deferred tax assets to reflect uncertainty over future profitability. Consequently, the Group's Swiss and UK entities have significant trading losses carried forward in respect of which no deferred tax assets have been recognised.

In the six months to 30 June 2006 the Group's North American entities made a pre tax loss of $13.3 million. As a result of these allowable tax losses, the Group has reversed a previously recognised deferred tax liability of $1.9 million and has also recognised a current tax recoverable of $2.8 million.

The corporation tax for the interim periods ended 30 June 2006 and 30 June 2005 was calculated so as to represent the best estimate of the weighted average annual corporation tax rate expected for the full financial year.

Loss on ordinary activities after income tax

Loss on ordinary activities after income tax in the six months ended 30 June 2006 was $10.7 million, compared with a profit of $19.5 million in the six months ended 30 June 2005.

Loss per share

Basic and fully diluted loss per share for the six months ended 30 June 2006 was $0.06 per share (six months ended 30 June 2005: earnings per share: $0.11).

Dividend

The Company will not be paying an interim dividend for the 2006 financial year.

Balance sheet

Total assets

Total assets as at 30 June 2006 decreased by 16% to $3,769.5 million from $4,513.5 million at 30 June 2005.

Net assets

Net assets (shareholders' funds attributable to equity interests) at 30 June 2006 were $447.1 million (30 June 2005: $718.3 million). Net assets per share were $2.57 (30 June 2005: $4.12). At the 30 June 2006 exchange rate of $1.83= £1, net assets per share were £1.40 (30 June 2005: £2.28 at an exchange rate of $1.81 = £1). Net assets have remained relatively stable compared with the position at 31 December 2005 ($490.4 million) after taking into consideration the impact of interest rate movements on the investment portfolio described below.

Reinsurance recoverables

Total reinsurers' share of claims outstanding was $968.1 million at 30 June 2006 ($935.2 at 30 June 2005). The increase is primarily due to catastrophe losses incurred in the second half of 2005 offset by the commutation of the Inter-Ocean adverse development and aggregate excess of loss covers.

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving capital. The investment portfolio does not currently consist of equity or real estate investments, but the Group may, in the future, invest in other asset classes on a modest basis as part of a continuing conservative investment strategy.

At 30 June 2006 the value of available for sale investments was $1,980.7 million, compared with $2,123.5 million at 30 June 2005.

Of total invested assets $1,971.6 million (30 June 2005: $2,092.0 million) is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $9.1 million include predominantly mutual funds invested in fixed income securities.

Asset class	30 June 2006	30 June 2005
US government	28%	27%
US mortgage	20%	20%
EU and Switzerland government and corporate	16%	16%
US corporate	11%	12%
Asset backed securities	5%	8%
US municipalities	1%	11%
Canadian government and provinces	3%	2%
Cash and other	16%	4%
Total	**100%**	**100%**

At 30 June 2006 the Group's investment portfolio had an average duration of 2.6 years (30 June 2005: 3.4 years). The Group intends to monitor the average duration of the portfolio to provide liquidity anticipated to be required to support the Group's run-off strategy.

In the first half of 2006 the Group achieved a total gross return on the investment portfolio of 0.8% (six months ended 30 June 2005: 4.9%). The investment return comprised 4.0% investment income (six months ended 30 June 2005: 3.6%), 0.1% realised loss (six months ended 30 June 2005: gain of 0.3%) and 3.1% unrealised loss (six months ended 30 June 2005: gain of 1.0%) on average invested assets of $2,331 million (six months ended 30 June 2005: $2,312 million).

At 30 June 2006 all of the Group's fixed income portfolio was rated A or better and 98% was rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2005 or the first half of 2006.

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at 30 June 2006 the pledges covered assets of $425.2 million (30 June 2005: $286.4 million). In addition $132.3 million (30 June 2005: $104.2 million) is held as statutory deposits for local regulators and a further $762.0 million (30 June 2005: $805.9 million) is held in trust for the benefit of policy holders including $286.5 million (30 June 2005: $435.9 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company.

As at 30 June 2006 the Group held Société d'Investissement à Capital Variable ("SICAV") of $51.8 million (30 June 2005: $40.5 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities with average credit quality of AAA and duration of approximately five and a half years.

Capital management

Financing facilities

The Group raised $100 million of hybrid capital in December 2004 and a further $20 million in early January 2005. This capital is in the form of 30-year hybrid trust preferred securities priced at LIBOR plus 285 basis points.

At 30 June 2006 the Group had $150 million outstanding under its term loan facility and $50 million outstanding under its revolver facility. Interest is charged at LIBOR plus 120 basis points on the three-year bank facilities. The bank facilities are due in September 2007.

The Group's bank facilities are subject to covenants including tangible minimum net equity, debt-to-capitalisation ratio limitations, limitations on granting of liens, limitations on payments of dividends, limitations on other disposition of assets, limitations on increased indebtedness and limitations on distribution of assets.

Liquidity and cashflow

Cash flows from operating activities primarily consist of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash outflow from operating activities after income tax paid for the six months ended 30 June 2006 was $195.6 million (six months ended 30 June 2005: $61.1 million net cash inflow). The operating cash outflow reflects the transition into run-off and the reduction in premium received.

The net increase in cash was $16.8 million (decrease for six months ended 30 June 2005 of $57.8 million). This is after net cash received from investing activities of $225.8 million (six months ended 30 June 2005: net cash used of $118.1 million) and net cash used in financing activities of $10.6 million (six months ended 30 June 2005: net cash outflow of $1.4 million). As a result the Group's cash and bank overdraft at 30 June 2006 was $133.8 million (30 June 2005: $135.8 million).

Intra-group arrangements

The Group manages a number of different intra-group arrangements designed to ensure that each local balance sheet retains risk commensurate with its capital base. The principal means of achieving this is by arranging capacity through internal quota share reinsurances ('quota shares') primarily with Alea Bermuda. For 2002 to 2006 underwriting years the Group has put in place a 70% quota share to Alea Bermuda of Alea North America's insurance and reinsurance business. For 2001 to 2005 underwriting years there is a 35% quota share arrangement from Alea London to Alea Europe. There is a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda. For 2002 to 2005 underwriting years, there is an intra-group aggregate excess of loss contract from Alea Europe to Alea Bermuda. Given the change in circumstances, the Group is evaluating options to simplify its capital structure and balance sheet and is therefore considering commutations of the quota shares. Such transactions would be subject to regulatory approval in each jurisdiction affected.

Strategic alternatives

The Group continues to explore sale options for all or certain parts of the Group. There can be no guarantees that any transaction will take place or that a sale of the Group would be at a premium to the current market price.

As previously announced, Alea has entered into a definitive agreement to sell Alea North America Specialty Insurance Company ("ANASIC"), its US based excess and surplus lines company to a member company of Praetorian Financial Group, Inc. ("Praetorian"). Praetorian will purchase all of Alea's shares in ANASIC in exchange for a cash payment of $4 million plus the policyholders' surplus of ANASIC as of the closing date. Total consideration will be between $30 million and $36 million and the transaction is expected to be completed by year-end 2006. As at 30 June 2006 $43.0 million has been reclassified as assets and $12.4 million as liabilities of disposable subsidiary on the face of the balance sheet.

Employee share restrictions

As previously announced, the Board has waived certain contractual prohibitions restricting former employees from selling their shares in the Company for five years from purchase and thereafter only with prior Board approval. The Board has also waived these requirements for current employees with effect from the publication of these results for limited periods following publication of the Group's interim and full year results subject to certain conditions and all applicable legal and regulatory restrictions. As at 1 September 2006 current employees hold approximately 682,000 shares.

Credit ratings

On 8 September 2005 Standard and Poor's ("S&P") lowered its long-term counterparty credit and insurer financial strength ratings on the Group to BBB+ from A-. The downgrade followed the publication of the Group's interim results on 31 August 2005 which did not meet S&P's expectations. On 5 December 2005, S&P lowered its long-term counterparty credit and insurer financial strength ratings on the Group to BBB from BBB+. The downgrade followed the placement of Alea London into run-off following the sale of policy renewal rights to Canopius announced on the same day. On 14 February 2006 S&P affirmed the Group's credit rating at BBB (stable outlook). At the same time the ratings were withdrawn at management's request.

On 23 September 2005 A.M. Best lowered the Group's financial strength rating from A- to B++ due to concerns over the Group's risk adjusted capitalisation. On 30 January 2006 A.M. Best downgraded the Group's financial strength rating to B from B++ and the issuer credit rating to BB from BBB due to the Group's entry into run-off and expected poor operational performance. At the same time the ratings were withdrawn at management's request.

Financial calendar 2007

The Group expects to post its results for the year ended 31 December 2006 on 4 April 2007.*

**provisional date*

Kirk Lusk
Group Chief Financial Officer

19 September 2006

ALEA GROUP INTERIM REPORT 2006
Six months ended 30 June 2006

Consolidated income statement

	Notes	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Gross premiums written	6	**(37,941)**	855,343	997,528
Revenue				
Premium revenue		**270,850**	723,873	1,347,768
Premium ceded to reinsurers		**(61,170)**	(113,173)	(261,026)
Net insurance premium revenue	6	**209,680**	610,700	1,086,742
Fee income	6	**409**	1,322	3,006
Investment income	8	**49,177**	42,966	89,138
Net realised (losses)/gains on financial assets		**(1,426)**	3,588	672
Net realised gains on sale of renewal rights	4	**930**	-	61,079
Total revenue	6	**258,770**	658,576	1,240,637
Expenses				
Insurance claims and loss adjustment expenses		**176,373**	485,050	1,146,589
Insurance claims and loss adjustment expenses recovered from reinsurers		**(27,441)**	(72,407)	(227,320)
Net insurance claims	6	**148,932**	412,643	919,269
Acquisition costs	6	**64,181**	174,838	335,788
Other operating expenses		**42,488**	36,131	95,435
Restructuring costs	5	**1,556**	-	22,354
Total expenses		**257,157**	623,612	1,372,846
Results of operating activities	6	**1,613**	34,964	(132,209)
Finance costs		**(15,971)**	(9,054)	(19,892)
(Loss)/profit before income tax	6	**(14,358)**	25,910	(152,101)
Income tax credit/(expense)	9	**3,712**	(6,425)	(26,827)
(Loss)/profit on ordinary activities after income tax for the period		**(10,646)**	19,485	(178,928)

Earnings per share for (losses)/profits attributable to the equity shareholders of the Company during the period:

Earnings per share on operating activities

Basic ($)	7	**(0.06)**	0.11	(1.03)
Diluted ($)	7	**(0.06)**	0.11	(1.03)

Consolidated balance sheet

	Notes	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 31 December 2005 $'000
ASSETS				
Property, plant and equipment		**8,287**	14,772	9,908
Intangible assets		**8,479**	9,683	8,479
Deferred acquisition costs		**30,036**	228,743	107,000
Assets of a disposal group classified as held for sale	11	**43,045**	-	-
Financial assets				
Equity securities				
- available for sale		**161**	136	161
Debt securities				
- available for sale		**1,980,557**	2,123,485	2,205,532
Loans and receivables including insurance receivables		**563,105**	952,980	678,158
Deferred tax assets		**1,104**	22,954	997
Reinsurance contracts	12	**1,001,007**	1,024,975	1,057,639
Cash and cash equivalents		**133,749**	135,795	116,962
Total assets		**3,769,530**	4,513,523	4,184,836
LIABILITIES				
Insurance contracts	12	**2,451,660**	3,019,428	2,872,456
Borrowings	13	**316,983**	316,306	316,631
Liabilities of a disposal group classified as held for sale	11	**12,415**	-	-
Provisions	14	**9,505**	-	17,562
Other liabilities and charges		**41,524**	33,468	37,145
Trade and other payables		**489,291**	417,123	447,648
Deferred tax liabilities		**-**	-	1,878
Current income tax liabilities		**1,005**	8,906	1,087
Total liabilities		**3,322,383**	3,795,231	3,694,407
Net assets		**447,147**	718,292	490,429
EQUITY				
Capital and reserves attributable to the Company's equity holders				
Share capital	15	**1,737**	1,737	1,737
Other reserves	15	**660,195**	728,128	692,831
Retained loss	15	**(214,785)**	(11,573)	(204,139)
Total equity		**447,147**	718,292	490,429

Approved by the Board of Directors on 19 September 2006 and signed on its behalf by:

Kirk Lusk
Group Chief Financial Officer

Consolidated cash flow statement

	Notes	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Cash (used in)/generated from operations	16	(197,622)	64,814	114,453
Income tax recovered/(paid)		2,034	(3,710)	(3,271)
Net cash (used in)/from operating activities		(195,588)	61,104	111,182
Cash flows from investing activities				
Purchase of property, plant and equipment		(265)	(4,594)	(6,656)
Proceeds on sale of property, plant and equipment		124	482	2,343
Cash payments to acquire equity and debt securities		(1,657,627)	(1,466,321)	(2,612,771)
Cash receipts from sales of equity and debt securities		1,837,675	1,303,221	2,351,715
Net amounts outstanding for securities		41	6,341	(2,087)
Cash receipts from income from interest and dividends		45,832	42,782	92,123
Net cash from/(used in) investing activities		225,780	(118,089)	(175,333)
Cash flows from financing activities				
Repurchases of ordinary shares		-	(2,065)	(2,135)
Proceeds from issuance of trust preferred securities		-	20,000	20,000
Dividends paid to Company's shareholders		-	(12,203)	(12,203)
Capital raising fees		-	-	240
Interest paid on borrowings		(10,606)	(7,107)	(16,103)
Net cash used in financing activities		(10,606)	(1,375)	(10,201)
Net increase/(decrease) in cash and bank overdrafts		19,586	(58,360)	(74,352)
Cash and bank overdrafts at beginning of period		116,962	193,628	193,628
Cash of a disposal group classified as held for sale	11	(495)	-	-
Exchange (losses)/gains on cash and bank overdrafts		(2,304)	527	(2,314)
Cash and bank overdrafts at end of period		133,749	135,795	116,962

Consolidated statement of recognised income and expense

	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
(Loss)/profit on revaluation of available-for-sale investments	(35,994)	9,274	(20,519)
Exchange differences on translation of foreign operations	4,158	(4,891)	(4,934)
Tax on items taken directly into equity	-	(4,806)	(2,120)
Net loss recognised directly into equity	(31,836)	(423)	(27,573)
Transfers			
Transfers to profit and loss on sale of available-for-sale investments	(613)	(3,248)	(6,074)

Tax on items transferred from equity	-	123	669
Total transfers net of tax	**(613)**	(3,125)	(5,405)
(Loss)/profit for the period	**(10,646)**	19,485	(178,928)
Total recognised income and expense for the period	**(43,095)**	15,937	(211,906)

Notes to the financial statements

1 General information

Alea Group Holdings (Bermuda) Ltd (the "Company") and its subsidiaries (collectively the "Group") were engaged in the business of underwriting insurance and reinsurance risks. The Group operates through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services. In 2005 the Group ceased to write new business and placed all operations into run-off. Although the Group has disposed of the renewal rights for Alea Alternative Risk, Alea London and Alea Europe and placed all operations into run-off, the Group will continue to service claims relating to business written during 2006 and prior for the foreseeable future. As such, it is considered appropriate to recognise all amounts as relating to continuing operations.

The Company is registered in Bermuda and is listed on the London Stock Exchange. As such it is required to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company and the Group to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 18 in accordance with International Financial Reporting Standards ("IFRS"). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Basis of preparation

The interim financial statements, as required by the Listing Rules of the United Kingdom's Financial Services Authority ("FSA"), have been prepared on the basis of IFRS recognition and measurement principles but, as permitted by the FSA, the Group has not adopted IAS 34 'Interim Financial Reporting' early, and consequently, the full requirements of that standard have not been applied.

The consolidated financial statements are presented in thousands of US dollars, rounded to the nearest thousand. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments which have been classified as available for sale and financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in making estimates and assumptions that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgement about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the periods in which the estimates are revised if the revisions affect only those periods or in the periods of the revision and future periods if applicable.

Judgements made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustments in following years are discussed below.

As IFRS are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 pending completion of the second phase of the IASB's project on insurance contracts, accounting policies for insurance contracts have been selected with primary consideration to existing UK GAAP as permitted by IFRS 4 'Insurance Contracts'. The annual basis of accounting has been applied to all classes of business.

Going concern basis
The Company's borrowings include a $150 million bank term loan and a $50 million bank revolver facility with its lending bank syndicate. These arrangements are subject to two financial covenants which require that the Group maintains a minimum adjusted consolidated tangible net worth and a minimum debt-to-total-capitalisation ratio. If the Group were to breach either one of these covenants, the lenders would have the right to demand early repayment of these loans in advance of the scheduled repayment date of September 2007.

The Group has met these minimum requirements at 30 June 2006 on the basis of the Group's unaudited balance sheet at that date, and based on the Group's current projections, the Directors believe that the Group will continue to be able to service these borrowings, comply with the financial covenants and repay or refinance these amounts when they fall due. However, both the balance sheet and the projections reflect assumptions made by the Directors that are subject to material uncertainty which may cast significant doubt as to whether the Group will be able to continue as a going concern. In particular:

- the fair value recorded in the balance sheet of the proceeds arising from the sale of renewal rights (see Note 4) depends on assumptions as to the level of future premium income written by the purchasers of those renewal rights;
- the level of insurance reserves recorded in the balance sheet depends on actuarial assumptions relating to the likelihood of insured events occurring, the quantum of claims (that have occurred, whether reported or not) and the time when claim payments fall due; and
- the availability to the Company of funds to repay the loans depends on insurance subsidiaries obtaining regulatory approval to make intra-group distributions or loans as well as the two significant balance sheet assumptions set out above.

The Group is in an ongoing dialogue with the lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise. Run-off plans have been presented to regulators in each relevant territory and the Group expects to maintain continuous and open dialogue with them. On this basis, the Directors believe that the Company will be able to repay, renew or renegotiate bank funding as necessary during the remaining term of the loans, and in any case on maturity of the loans in September 2007, and therefore that it is appropriate to continue to prepare these financial statements on a going concern basis. The financial statements do not include any adjustments that would be necessary if the going concern basis was not appropriate.

These consolidated financial statements have been prepared in accordance with the accounting policies in force for the period ending 30 June 2006. A summary of the principal accounting policies is provided in Note 3.

3 Accounting policies

Status of interim financial statements
The statements for the two interim periods are unaudited but have been reviewed by the Company's auditors, Deloitte & Touche LLP, and their report for the six months ended 30 June 2006 is included with this report. The interim financial statements do not constitute statutory accounts as defined in section 84 of the Bermuda Companies Act 1981. The results for the year ended 31 December 2005 do not constitute statutory accounts as defined in section 84 of the Bermuda Companies Act 1981. The published statutory accounts for the year ended 31 December 2005 received an unqualified audit opinion.

Basis of consolidation
These financial statements consolidate all the enterprises in which Alea Group Holdings (Bermuda) Ltd owns or controls, directly or indirectly, the majority of the voting shares. There are no other enterprises over which the Group has the ability to exercise control.

Intra-group transactions, balances, and gains and losses are eliminated except to the extent that the transaction provides evidence of an impairment of the asset transferred.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from other business segments. A geographical segment is engaged

in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in thousands of US dollars, which is the Group's presentation currency.

(b) Group companies

The functional currencies for Group entities are usually the currencies of the primary economic environment in which the entity operates.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at transactional or average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

(c) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

To safeguard against fluctuations in exchange rates, Group entities seek to match assets and liabilities in currency. However, currency gains/losses which do arise from transactions in a currency other than a functional currency are reported in the income statement within other income or other expenses, as applicable.

The foreign currency rates used for significant foreign currencies are as follows:

	30 June 2006 Average	**30 June 2006 Closing**	30 June 2005 Average	30 June 2005 Closing
British pound	**0.5606**	**0.5457**	0.5327	0.5525
Euro	**0.8138**	**0.7872**	0.7763	0.8261
Swiss franc	**1.2741**	**1.2329**	1.1985	1.2786
			31 December 2005 Average	31 December 2005 Closing

British pound	0.5500	0.5788
Euro	0.8022	0.8420
Swiss franc	1.2418	1.3105

Insurance contracts
The Group enters into contracts that transfer insurance risk or financial risk or both.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Those contracts that do not transfer significant insurance risk are accounted for by recognising an asset or liability based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Future cash flows are estimated to calculate the effective yield, and revenues and expenses are recorded as other income or expense.

Premium revenue
For all insurance contracts, premiums are recognised as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are shown before deduction of commission and are exclusive of taxes and duties levied thereon.

Premiums comprise total premiums earned under contracts incepting during the financial period, together with adjustments arising in the financial period to premiums earned in respect of business written in previous financial years. Premiums also include estimates of pipeline premiums earned on business written but not yet notified to the Group.

In respect of both risks accepted and risks ceded by the Group, premiums and claims relating to reinsurance arrangements which do not involve significant transfer of insurance risk are not recognised in the income statement but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Reinsurance
The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognised as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected. Reinsurance contracts that do not meet the definition of an insurance contract are accounted for as financial assets. The portion of premium ceded to reinsurers on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium asset.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counter parties belonging to the same insurance groups.

Deferred acquisition costs ("DAC")
Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortised over the period of contract, consistent with the earning of premium. These are shown as a capitalised asset in the balance sheet.

Insurance claims and loss adjustment expenses
Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal and

external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years. Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are made on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Group discounts certain categories of claims provisions, such as certain casualty and auto liability claims, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years in accordance with the statutory regulations of the European Union. The discount rate used is 4.5%.

Liability adequacy test
At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial period from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision). Any DAC written off as a result of this test cannot subsequently be reinstated.

Investment income
Investment income includes dividends, rent and interest. Dividends are accrued on an ex-dividend basis that is when the right to receive payment is established. Interest and rental income are recognised on an accruals basis. Interest income in respect of the Group's available for sale investments is recognised using the effective interest method.

Fee income
Fee income represents income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers. Such income is recognised over the term of the contract.

Employee Benefits

(a) Share-based payments

The cost of awards to employees that take the form of shares or rights to shares is charged to the income statement as personnel costs on a straight line basis over the period to which the employee's performance relates and a corresponding amount is reflected in revenue reserves in shareholders' equity. The charge is calculated as being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

(b) Pension costs

The Group only operates defined contribution pension arrangements. Contributions are charged to the income statement as employee benefit expense as they become payable in accordance with the rules of each scheme. The Group has no further payment obligations once the contributions have been paid. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the

lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Property, plant and equipment
Property, plant and equipment comprises items of equipment only. Equipment is stated at cost less accumulated depreciation and impairment losses when appropriate. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives vary between three and five years for fixtures and equipment.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The residual values and useful lives of the assets are reviewed at each balance sheet date and adjusted if appropriate.

Intangible assets
Intangible assets represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. The licences are tested for impairment at each balance sheet date.

Investments – Financial Instruments
The Group recognises a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. On initial recognition the Group determines the category of financial instrument and values it accordingly. The classification depends on the purpose for which the investments are acquired.

(a) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets, typically equities or bonds. On initial recognition, the fair value is the cost including transaction costs directly attributable to the acquisition. On subsequent remeasurement the fair value excludes transaction costs on disposal and represents the listed bid price. Fair value movements are recognised in equity.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

Trade receivables do not carry any interest rate and are measured at the fair value which is their nominal value less appropriate allowances for estimated irrecoverable amounts. On the initial recognition of loans the carrying value is determined as the proceeds of the loans less the costs of the transaction which are amortised over the length of the loan period in accordance with the effective interest method.

(c) Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date. The method of recognising the gain or loss on subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument. Gains or losses on derivatives that are not classified as hedges are recognised in the income statement. Derivatives are classified as held-for-trading unless they are designated as hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at inception of the hedge and on an ongoing basis, as to whether the derivative instruments used in hedging transactions are expected to be and have been highly effective in offsetting changes in fair value or cash flows of hedged items.

The Group has not designated any investments to be held to maturity or to be valued at fair value through income.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Purchases and sales of securities and currencies are recognised on trade date - the date on which the Group commits to purchase or sell the asset.

Before evaluating whether, and to what extent, de-recognition of a financial asset or liability is appropriate, the Group determines whether de-recognition should be applied to only part of the financial asset / liability or group of financial assets / liabilities. The Group only derecognises a financial asset or liability when the contractual rights and obligations to the cash flows expire or the financial asset / liabilities are transferred and the Group has also transferred substantially all risks and rewards of ownership.

Gains and losses on derecognition are recognised through the income statement. Changes in fair value of available for sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the income statement, are directly recorded into equity until such time that the financial asset is derecognised.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Impairment of assets
The Group reviews the carrying amounts of its tangible and intangible assets at each balance sheet date to determine whether there is any indication of impairment. If any indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation
Income tax expense represents the sum of the tax payable in the period and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on all temporary differences, which are based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are recognised to the extent that it is regarded as probable that they will be utilised against sufficient future taxable income. Deferred income tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised.

The deferred tax that results from unrealised gains and losses on securities classified as available for sale is recognised in shareholders' equity along with those unrealised gains and losses.

Current tax payable by any Group company on distribution to the holding company of the undistributed profits of any subsidiaries is recognised as deferred tax unless the timing of the distribution of those profits is controlled by the holding company and the temporary difference is not expected to reverse in the foreseeable future.

In accordance with IAS 12 'Income Taxes', deferred taxation is provided on temporary differences arising from the revaluation of fixed assets even where there is no commitment to sell the asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets

against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

(a) Restructuring costs and legal claims

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(b) Levies

The Group is subject to various insurance-related assessments or guarantee fund levies. Related provisions are provided for where there is a present obligation (legal or constructive) as a result of a past event.

Share capital
Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition.

Accounting developments
The International Accounting Standards Board (IASB) issued IFRS 7 'Financial Instruments: Disclosures' in August 2005. IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007.

4 Net realised gains on sale of renewal rights

	Alea London Limited $'000	Alea North America Insurance Company $'000	Alea Europe Limited $'000	Total $'000
Six months ended 30 June 2006 (1)	-	-	930	930
Six months ended 30 June 2005	-	-	-	-
Year ended 31 December 2005	8,000	47,000	6,079	61,079

The above-mentioned three renewal rights transactions which took place in 2005 are detailed below.

The gains were calculated as the fair value of consideration receivable ($62.0 million). The Group has received payments to date of $20.1 million. The remaining balance of $41.9 million is included within loans and receivables including insurance receivables. The non-current portion of the receivable is $37.0 million.

These amounts represent the directors' best estimates of the risk adjusted future receipts discounted at 4.5%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts. In estimating the future receipts from which the fair value gain has been derived, the directors have taken into consideration factors such as prior premium production levels and growth rates of business sold, external projections and have made certain assumptions about levels of program transfer and renewal probabilities of future premiums.

The key data is:

		Alea London Limited	Alea North America Insurance Company	Alea Europe Limited
2005 Premium of business sold	$ millions	167	405	252
Estimated premium to be received during contract period	$ millions	160	1,698	74
Contract period	years	2	5	1
Best estimate of receipts	$ millions	8	47	6
Contractual maximum sales proceeds	$ millions	30	75	30
Impact on fair value reported if production premium	increased by 10%	9	52	7
	decreased by 10%	7	42	5

(1) In the six months ended 30 June 2006 Alea Europe Ltd recognised an additional $0.9 million net realised gain on the sale of renewal rights. This additional gain arises due to the fact that the realised gain has now been translated into the reporting currency using the finalised exchange rates stipulated in the renewal rights contract. All assumptions used at 31 December 2005 in determining the net realised gain are unchanged.

5 Restructuring costs

In the second half year of 2005, the Group announced that it would run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations have been written down to their residual value. Redundancy costs were incurred during 2005 in Wilton and Rocky Hill. A restructuring provision was established at 31 December 2005 for employees in London, Basel and Zug. This provision included estimated expenses for future redundancy payments to employees who could not be redeployed in the new structure. The provision also contained estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that were expected to be vacated as part of the restructuring. The provision has been established based on the run-off plan and its balance is disclosed in Note 14. Other costs are included in the claims handling provisions.

Six months ended 30 June 2006

	Alea London	Alea North America	Alea Europe	Total
	$'000	**$'000**	**$'000**	**$'000**
Redundancy costs incurred (1)	**2,572**	**1,484**	**-**	**4,056**
Estimated restructuring costs (2)	**-**	**(2,500)**	**-**	**(2,500)**
Total restructuring costs	**2,572**	**(1,016)**	**-**	**1,556**

(1) Redundancy costs incurred reflect severance payable to employees which were not part of the original restructuring plan as disclosed for 31 December 2005.

(2) Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

Year ended 31 December 2005

	Alea London	Alea North America	Alea Europe	Total
	$'000	$'000	$'000	$'000
Impairment loss recognised in respect of property, plant and equipment	69	1,049	527	1,645
Impairment loss recognised in respect of licences	366	933	-	1,299
Redundancy costs incurred	-	1,157	-	1,157
Estimated restructuring costs (1)	6,032	4,769	7,452	18,253
Total restructuring costs	**6,467**	**7,908**	**7,979**	**22,354**

(1) The estimated restructuring costs can be further analysed as follows:

	Alea London	Alea North America	Alea Europe	Total
	$'000	$'000	$'000	$'000
Redundancy provision	3,322	-	6,988	10,310
Onerous contracts	2,710	4,769	464	7,943
Estimated restructuring costs	**6,032**	**4,769**	**7,452**	**18,253**

The key assumptions are derived from the following variables:

	Alea London	Alea North America	Alea Europe	Total
	Number	Number	Number	Number
Reduction in headcount based on run-off plan	48	-	35	83
Reduction in headcount as part of contractual agreements with regards to sale of renewal rights	7	41	7	55
Reduction in headcount based on realigned structure already implemented at 31 December 2005	-	57	-	57
Total headcount reduction	55	98	42	195

The redundancy provision and the provision for onerous contracts are derived purely from the headcount reductions listed above. There is very limited uncertainty with regards to the redundancy provision. In the six months ended 30 June 2006 (see Note 14), 37 per cent of the provision has already been paid.

6 Segmental information

Primary segment information - operating results by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance, the insurance operations in each jurisdiction, and financial services, the central investment operation which supports the insurance operations in each jurisdiction.

The operating result of each of these operating segments before the impact of intra-group quota share arrangements is shown below.

Six months ended 30 June	Alea	Alea	Alea	Alea	Non -	Total

2006	London	North America	Europe	Financial Services	allocated	
	$'000	$'000	$'000	$'000	$'000	$'000
Gross Premiums Written	(16,948)	(21,159)	166	-	-	(37,941)
Revenue						
Net insurance premium revenue	89,594	97,838	22,248	-	-	209,680
Fee income	309	100	-	-	-	409
Investment income	-	-	-	49,177	-	49,177
Net realised losses on financial assets	-	-	-	(1,426)	-	(1,426)
Net realised gains on sale of renewal rights	-	-	930	-	-	930
Total revenue	89,903	97,938	23,178	47,751	-	258,770
Expenses						
Net insurance claims	(66,302)	(68,865)	(13,765)	-	-	(148,932)
Acquisition costs	(25,444)	(31,963)	(6,774)	-	-	(64,181)
Other operating expenses	(10,072)	(18,577)	(11,496)	-	(2,343)	(42,488)
Restructuring costs	(2,572)	1,016	-	-	-	(1,556)
Total expenses	(104,390)	(118,389)	(32,035)	-	(2,343)	(257,157)
Results of operating activities	(14,487)	(20,451)	(8,857)	47,751	(2,343)	1,613
Finance costs	-	-	-	(15,971)	-	(15,971)
(Loss)/profit before income tax	(14,487)	(20,451)	(8,857)	31,780	(2,343)	(14,358)
Income tax credit	-	-	-	-	3,712	3,712
(Loss)/profit for the period	(14,487)	(20,451)	(8,857)	31,780	1,369	(10,646)

Six months ended 30 June 2005	Alea London	Alea North America	Alea Europe	Alea Financial Services	Non - allocated	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Gross Premiums Written	170,709	428,279	256,355	-	-	855,343
Revenue						
Net insurance premium revenue	176,310	305,829	128,561	-	-	610,700
Fee income	1,052	6	264	-	-	1,322
Investment income	-	-	-	42,966	-	42,966
Net realised gains on financial assets	-	-	-	3,588	-	3,588
Net realised gains on sale of renewal rights	-	-	-	-	-	-
Total revenue	177,362	305,835	128,825	46,554	-	658,576
Expenses						
Net insurance claims	(98,920)	(206,669)	(107,054)	-	-	(412,643)
Acquisition costs	(47,899)	(99,317)	(27,622)	-	-	(174,838)

Other operating expenses	(13,882)	(10,004)	(9,869)	-	(2,376)	(36,131)
Restructuring costs	-	-	-	-	-	-
Total expenses	(160,701)	(315,990)	(144,545)	-	(2,376)	(623,612)
Results of operating activities	16,661	(10,155)	(15,720)	46,554	(2,376)	34,964
Finance costs	-	-	-	(9,054)	-	(9,054)
(Loss)/profit before income tax	16,661	(10,155)	(15,720)	37,500	(2,376)	25,910
Income tax expense	-	-	-	-	(6,425)	(6,425)
(Loss)/profit for the period	16,661	(10,155)	(15,720)	37,500	(8,801)	19,485

Year ended 31 December 2005	**Alea London $'000**	**Alea North America $'000**	**Alea Europe $'000**	**Alea Financial Services $'000**	**Non - allocated $'000**	**Total $'000**
Gross Premiums Written	247,110	498,547	251,871	-	-	997,528
Revenue						
Net insurance premium revenue	298,086	550,639	238,017	-	-	1,086,742
Fee income	2,814	(152)	344	-	-	3,006
Investment income	-	-	-	89,138	-	89,138
Net realised gains on financial assets	-	-	-	672	-	672
Net realised gains on sale of renewal rights	8,000	47,000	6,079	-	-	61,079
Total revenue	308,900	597,487	244,440	89,810	-	1,240,637
Expenses						
Net insurance claims	(295,955)	(387,534)	(235,780)	-	-	(919,269)
Acquisition costs	(95,006)	(189,550)	(51,232)	-	-	(335,788)
Other operating expenses	(30,804)	(29,769)	(20,574)	-	(14,288)	(95,435)
Restructuring costs	(6,467)	(7,908)	(7,979)	-	-	(22,354)
Total expenses	(428,232)	(614,761)	(315,565)	-	(14,288)	(1,372,846)
Results of operating activities	(119,332)	(17,274)	(71,125)	89,810	(14,288)	(132,209)
Finance costs	-	-	-	(19,892)	-	(19,892)
(Loss)/profit before income tax	(119,332)	(17,274)	(71,125)	69,918	(14,288)	(152,101)
Income tax expense	-	-	-	-	(26,827)	(26,827)
(Loss)/profit for the year	(119,332)	(17,274)	(71,125)	69,918	(41,115)	(178,928)

The Group has intra-group quota share arrangements between the following legal companies: Alea London Limited, Alea Bermuda Ltd, Alea North America Insurance Company and Alea North America Specialty Insurance Company (collectively Alea US) and Alea Europe Ltd. The impact of intra-group quota share arrangements on operating result with regards to the legal entities mentioned above is shown and explained below.

For the periods ended 30 June 2006, 30 June 2005 and 31 December 2005 intra group quota share arrangements included the following: a 35% quota share of Alea London business to Alea Europe for underwriting years 2002 through 2005, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda and a 70% quota share of Alea North America to Alea Bermuda. There was an intra-group aggregate excess contract from Alea Europe to Alea Bermuda until 31 December 2005 which has been

commuted as of 1 January 2006. The effects of these arrangements are described below:

Six months ended 30 June 2006	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	**89,594**	**471**	**97,367**	**22,248**	**209,680**
Intercompany reinsurance	**(31,293)**	**68,285**	**(68,157)**	**31,165**	**-**
Net insurance premium revenue after intercompany reinsurance	**58,301**	**68,756**	**29,210**	**53,413**	**209,680**
Underwriting result (1)					
Before intercompany reinsurance	**(14,487)**	**10,959)**	**11,835)**	**(9,787)**	**(47,068)**
After intercompany reinsurance	**(14,110)**	**(13,344)**	**(15,651)**	**(3,963)**	**(47,068)**

Six months ended 30 June 2005	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	176,310	4,461	301,368	128,561	610,700
Intercompany reinsurance	(61,563)	215,193	(210,957)	57,327	-
Net insurance premium revenue after intercompany reinsurance	114,747	219,654	90,411	185,888	610,700
Underwriting result (1)					
Before intercompany reinsurance	16,661	(18,922)	6,391	(15,720)	(11,590)
After intercompany reinsurance	10,694	(15,574)	1,538	(8,248)	(11,590)

Year ended 31 December 2005	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	298,086	4,991	545,648	238,017	1,086,742
Intercompany reinsurance	(105,915)	392,876	(384,340)	97,379	-
Net insurance premium revenue after intercompany reinsurance	192,171	397,867	161,308	335,396	1,086,742
Underwriting result (1)					
Before intercompany reinsurance	(127,332)	(64,021)	(14,541)	(77,204)	(283,098)
After intercompany reinsurance	(95,618)	(124,790)	(33,954)	(28,736)	(283,098)

(1) Results of operating activities excluding investment income, net realised gains on financial assets and intangible assets and net realised gains on sale of renewal rights.

Secondary segment information - geographical analysis
The following provides an analysis of gross premiums written by location of insured and by location of legal entity accepting the risk, and of (loss)/profit before tax by legal entity accepting risk.

Geographical analysis of gross premiums written by location of insured	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Europe	**627**	307,799	281,259
Africa	**(34)**	1,778	2,010
Near & Middle East	**(77)**	6,139	5,477
Far East	**105**	6,399	5,535
Australia & Oceania	**(132)**	2,739	2,817

North America	**(40,390)**	519,199	687,973
Latin America	**1,960**	11,290	12,457
	(37,941)	855,343	997,528

Geographical analysis by location of legal entity

	Gross premiums written			(Loss)/profit before tax		
	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Bermuda	**(1,574)**	3,546	5,758	**1,543**	(12,503)	(113,722)
Jersey	**89**	133	216	**(167)**	894	1,577
United Kingdom	**7,135**	171,087	247,603	**(6,601)**	18,466	(77,426)
United States	**(43,757)**	424,733	492,789	**(13,284)**	2,455	13,754
Switzerland	**166**	255,844	251,162	**4,151**	6,598	23,716
	37,941)	855,343	997,528	**(14,358)**	25,910	(152,101)

Gross premiums written are analysed on a legal entity basis and therefore reflect London contact office business in Switzerland of $0.0 million in the period ended 30 June 2006 (30 June 2005: -$0.5 million; 31 December 2005: -$0.8 million).

Operating equity and shareholders' equity interests	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 30 June 2005 $'000
Alea Europe Ltd	**209,019**	219,277	212,312
Alea (Bermuda) Ltd (1)	**263,440**	511,934	279,821
Alea US	**263,680**	265,227	275,556
Amounts held in Holding Companies	**(6,398)**	(2,417)	3,862
Amounts held in non-insurance subsidiaries	**1,884**	8,071	3,004
Note provided by Alea Europe Ltd to Alea US	**32,505**	32,505	32,505
	764,130	1,034,597	807,060
Amounts owed to credit institutions	**(199,290)**	(198,722)	(199,006)
Trust preferred securities	**(117,693)**	(117,583)	(117,625)
Shareholders' funds attributable to equity interests	**447,147**	718,292	490,429

(1) The entities wholly owned by Alea (Bermuda) Ltd have net assets as follows:

	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 31 December 2005 $'000
Alea London Ltd	**70,729**	195,571	84,857
Alea Global Risk Ltd	**6,032**	10,915	11,411
Alea Jersey Ltd	**1,159**	2,084	2,082

7 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

Six months ended	Six months ended	Year ended

Earnings	30 June 2006 $	30 June 2005 $	31 December 2005 $
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the Parent	(10,646)	19,485	(178,928)
Earnings for the purposes of diluted earnings per share	(10,646)	19,485	(178,928)

Number of shares	Six months ended 30 June 2006 Number	Six months ended 30 June 2005 Number	Year ended 31 December 2005 Number
Weighted average number of ordinary shares for the purposes of basic earnings per share	**173,718,475**	174,104,068	173,913,624
Effect of dilutive potential ordinary shares:			
- Share options	-	310,110	-
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**173,718,475**	174,414,178	173,913,624

8 Investment income

	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Financial assets - available for sale:			
- Interest income from debt securities	**45,084**	39,437	82,047
Cash and cash equivalents interest income	**4,093**	3,529	7,091
	49,177	42,966	89,138

9 Income tax expense

	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Current tax (credit)/charge:			
UK corporation tax	**288**	374	42
Foreign tax	**(2,077)**	6,406	(208)
Total current period	**(1,789)**	6,780	(166)

Deferred tax (credit)/charge:	**(1,923)**	(355)	26,993
Total income tax (credit)/expense	**(3,712)**	6,425	26,827

In the year ended 31 December 2005 the Group wrote off its deferred tax assets to reflect uncertainty over future profitability. The Group's Swiss and UK entities have significant trading losses carried forward in respect of which no deferred tax assets have been recognised due to the unpredictability of future profit streams.

Note 6 Segmental information shows that in the six months to 30 June 2006 the Group's North American entities made a pre tax loss of $13.3 million. As a result of these allowable tax losses the Group has reversed a previously recognised deferred tax liability of $1.9 million and has also recognised a current tax recoverable of $2.8 million.

The corporation tax for the interim periods ended 30 June 2006 and 30 June 2005 was calculated so as to represent the best estimate of the weighted average annual corporation tax rate expected for the full financial year.

10 Dividends

	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Final dividend for the year ended 31 December 2004 of $0.07 per share	-	12,203	12,203
	-	12,203	12,203

11 Disposal of subsidiary

Alea North America Insurance Company has entered into an agreement to sell its Delaware excess and surplus lines carrier, Alea North America Specialty Insurance Company ("ANASIC") to Insurance Corporation of Hannover, a member company of Praetorian Financial Group, Inc. ("Praetorian").

Under the terms of the agreement, Praetorian will purchase all of Alea's shares in ANASIC in exchange for a cash payment of $4 million plus the policyholders' surplus of ANASIC as of the closing date.

Total consideration will be between $30 million and $36 million. Subsequent distribution of proceeds is subject to regulatory approval and other conditions.

On the closing date, the Group's Alea Bermuda Ltd affiliate will assume 100% of all business written by ANASIC prior to the closing date. The obligations under the agreements will be supported by a guarantee of the Company.

The sale is subject to regulatory approval and other customary conditions. Alea will continue to administer the run-off of the in force business as of the closing date.

Alea North America Specialty Insurance Company	As at 30 June 2006 $'000
ASSETS	
Deferred acquisition costs	**50**
Financial assets	
Debt securities	
- available for sale	**31,727**

Loans and receivables including insurance receivables	**245**
Reinsurance contracts	**10,528**
Cash and cash equivalents	**495**
Total assets	**43,045**
LIABILITIES	
Insurance contracts	**12,258**
Other liabilities and charges	**125**
Trade and other payables	**32**
Total liabilities	**12,415**
Net assets	**30,630**
EQUITY	
Capital and reserves attributable to the Company's equity holders	
Share capital	**3,500**
Share premium	**26,623**
Revaluation reserve (1)	**(1,111)**
Retained earnings	**1,618**
Total equity	**30,630**

(1) The revaluation reserve reflects the cumulative effect of unrealised gains and losses in respect of debt securities held for sale directly recognised in equity

12 Insurance and reinsurance contracts

Insurance and reinsurance contracts are comprised of the following:

	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 31 December 2005 $'000
Gross claims outstanding			
Provision for claims outstanding, reported and not reported	**2,415,042**	2,231,736	2,531,928
Discount	**(127,702)**	(155,681)	(133,443)
	2,287,340	2,076,055	2,398,485
Claims handling provisions	**25,509**	22,690	30,372
Total gross claims outstanding	**2,312,849**	2,098,745	2,428,857
Provision for unearned premiums on insurance contracts	**138,811**	920,683	443,599
Total insurance contracts	**2,451,660**	3,019,428	2,872,456
Aggregate excess reinsurance			
Provision for claims outstanding, reported and not reported	**321,270**	434,978	343,312
Discount	**(9,132)**	(30,678)	(11,308)
Net aggregate excess reinsurance	**312,138**	404,300	332,004
Other reinsurance			
Provision for claims outstanding, reported and not reported	**659,810**	538,040	672,952
Discount	**(3,866)**	(7,152)	(5,455)

Net other reinsurance	**655,944**	530,888	667,497
Total reinsurance			
Provision for claims outstanding, reported and not reported	**981,080**	973,018	1,016,264
Discount	**(12,998)**	(37,830)	(16,763)
Total reinsurers' share of claims outstanding	**968,082**	935,188	999,501
Provision for unearned premiums on reinsurance contracts	**32,925**	89,787	58,138
Total reinsurance contracts	**1,001,007**	1,024,975	1,057,639
Claims outstanding, net of reinsurance			
Before discount	**1,459,471**	1,281,408	1,546,036
Discount	**(114,704)**	(117,851)	(116,679)
Claims outstanding net of reinsurance	**1,344,767**	1,163,557	1,429,357

Security held for aggregate excess reinsurance	**As at 30 June 2006 $'000**	**As at 30 June 2005 $'000**	**As at 31 December 2005 $'000**
Deposits received from reinsurers	**46,946**	93,381	47,445
Trust fund and LOC collateral available against aggregate excess contracts	**260,561**	283,684	279,704
Total collateral available against aggregate excess reinsurance recoverable	**307,507**	377,065	327,149
Collateral held in respect of unearned premiums	**-**	87	13
Total collateral held	**307,507**	377,152	327,162

13 Borrowings

The borrowings are repayable as follows:	**As at 30 June 2006 $'000**	**As at 30 June 2005 $'000**	**As at 31 December 2005 $'000**
On demand or within one year	**-**	-	-
In the second year	**200,000**	-	200,000
In the third to fifth years inclusive	**-**	200,000	-
After five years	**120,000**	120,000	120,000
	320,000	320,000	320,000
Less: Capitalised debt raising expenses	**(3,017)**	(3,694)	(3,369)
Amount due for settlement after 12 months	**316,983**	316,306	316,631

Debt raising expenses are capitalised and are amortised over the period of the loan.

Analysis of borrowings:

	As at 30 June 2006 $'000	**As at 30 June 2005 $'000**	**As at 31 December 2005 $'000**
Amounts owed to credit institutions	**200,000**	200,000	200,000
Trust preferred securities	**120,000**	120,000	120,000

Total borrowings	**320,000**	320,000	320,000

All borrowings are recorded at fair value.

Amounts owed to credit institutions
The three-year bank term loan of $200.0 million and the $50.0 million revolver currently carry an interest margin of 120 basis points, which is adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility is additionally subject to a commitment fee of 40% of the applicable margin. The term loan was used to repay the pre-existing financing facilities with the balance being used for general corporate expenses.

In February 2005, the $50.0 million revolver was fully drawn and the funds were used to make a voluntary prepayment of $50.0 million under the $200.0 million term loan. This prepayment was accompanied by an amendment which increased the financial flexibility of Alea under this financing.

The loan imposes restrictive covenants including tangible minimum equity, debt-to-capitalisation ratio limitations, limitations on the granting of liens, payment of dividends, other dispositions of assets, increased indebtedness and distribution of assets.

Trust preferred securities
In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities, issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years.

14 Provisions

	Restructuring Provision
	$'000
At 31 December 2004	-
Additional provision in the period	-
Exchange difference	-
At 30 June 2005	-
Additional provision in the period (see Note 5)	18,253
Exchange difference	(691)
At 31 December 2005	**17,562**
Utilisation of provision due to onerous contracts	**(1,233)**
Reversal of provision due to onerous contracts (1)	**(2,500)**
Utilisation of provision due to severance payments	**(4,960)**
Exchange difference	**636**
At 30 June 2006	**9,505**

(1) As a result of Alea North America's sublease of its empty offices in Wilton a reversal of the previously recognised provision for onerous contracts has been made. The reversal is part of the restructuring costs presented in the income statement.

For further details regarding the restructuring costs see Note 5.

15 Consolidated statement of changes in equity

	Attributable to equity holders of the Company								
	Share capital	Share premium	Capital reserve	Revaluation reserve (1)	Hedging and translation reserves (2)	Retained earnings	Share based payment reserve	Non-distributable reserve (3)	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2006	1,737	629,311	75,381	(12,671)	(176)	(204,139)	986	-	490,429
Loss of the period						(10,646)			(10,646)
Revaluation on available for sale investments - gross				(36,607)					(36,607)
Revaluation on available for sale investments - tax				-					-
Movement in share based payment reserve							(187)		(187)
Translation gains - gross					4,158				4,158
Translation gains - tax					-				-
As at 30 June 2006	1,737	629,311	75,381	(49,278)	3,982	(214,785)	799	-	447,147

	Attributable to equity holders of the Company								
	Share capital	Share premium	Capital reserve	Revaluation reserve (1)	Hedging and translation reserves (2)	Retained earnings	Share based payment reserve	Non-distributable reserve (3)	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2005	1,744	631,439	75,381	12,502	7,629	(17,376)	823	4,368	716,510
Repurchase of shares	(7)	(2,058)							(2,065)
Profit of the period						19,485			19,485
Revaluation on available for sale investments - gross				6,026					6,026
Revaluation on available for sale investments - tax				(1,367)					(1,367)
Movement in share									

based payment reserve							113		113
Transfer to non-distributable reserve - gross						(2,113)		2,113	-
Transfer non-distributable reserve - tax						634		(634)	-
Translation losses - gross					(4,891)				(4,891)
Translation losses - tax					(3,316)				(3,316)
Dividend paid						(12,203)			(12,203)
As at 30 June 2005	**1,737**	**629,381**	**75,381**	**17,161**	**(578)**	**(11,573)**	**936**	**5,847**	**718,292**

Attributable to equity holders of the Company

	Share capital	Share premium	Capital reserve	Revaluation reserve (1)	Hedging and translation reserves (2)	Retained earnings	Share based payment reserve	Non-distributable reserve (3)	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2005	1,744	631,439	75,381	12,502	7,629	(17,376)	823	4,368	716,510
Repurchase of shares	(7)	(2,128)							(2,135)
Loss of the period						(178,928)			(178,928)
Revaluation on available for sale investments - gross				(26,593)					(26,593)
Revaluation on available for sale investments - tax				1,420					1,420
Movement in share based payment reserve							163		163
Transfer from non-distributable reserve - gross						6,240		(6,240)	-
Transfer to non-distributable reserve - tax						(1,872)		1,872	-
Translation losses - gross					(4,934)				(4,934)
Translation losses - tax					(2,871)				(2,871)
Dividend paid						(12,203)			(12,203)
As at 31 December									

2005	1,737	629,311	75,381	(12,671)	(176)	(204,139)	986	-	490,429

(1) The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are posted to this reserve.

(2) Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

(3) The non-distributable reserve represents a statutory reserve established by Alea London Limited in accordance with UK Company Law for the purposes of mitigating exceptionally high loss ratios in future years as required by Schedule 9A of the Companies Act.

16 Net cash flow from operating activities

	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
(Loss) / profit for the period	**(10,646)**	19,485	(178,928)
Adjustments for:			
- tax expense	**(3,712)**	6,425	26,827
- depreciation	**1,955**	3,001	5,897
- impairment loss recognised in respect of property, plant and equipment	**-**	-	1,645
- impairment loss recognised in respect of licences	**-**	-	1,299
Net cash flows for the period transferred to investing activities	**(45,832)**	(42,783)	(92,123)
Loss on sale of property, plant and equipment	**42**	63	64
Debt interest expense	**11,282**	7,441	16,344
Loss/(profit) on foreign exchange	**8,311**	(1,229)	(2,606)
Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)			
Net increase in insurance liabilities	**(464,492)**	256,253	100,806
Net decrease/(increase) in reinsurance assets	**69,059**	(31,007)	(57,440)
Net decrease/(increase) in loans and receivables	**212,294**	(119,515)	266,719
Net increase/(decrease) in other operating liabilities	**24,304**	(33,433)	25,786
Net movement in share based payment reserve	**(187)**	113	163
Net cash from operating activities	**(197,622)**	64,814	114,453

17 Contingent liabilities

Structured settlements

The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001.

In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, at 30 June 2006, the total exposure, net of amounts that may be recoverable from the Compensation Corporation

of Canada (a Canadian industry-backed compensation scheme), is estimated to be 39 million Canadian Dollars ($35 million) and the maximum in relation to any one insurer 18 million Canadian Dollars ($16 million).

Litigation
In January 2003, a claim was made against the Group and its indirect subsidiary Alea North America Company ('ANAC') by a former employee of ANAC alleging, inter alia, discrimination, harassment and retaliation for damages totalling $3.5 million. The Group's motion for summary judgement resulted in the dismissal of most of the claims prior to trial. In October 2005 a jury verdict was rendered in favour of the Group and ANAC on all remaining claims. The former employee has appealed. At this stage it is not possible to estimate the amount of any potential liability that may arise for the Group. The Group believes the allegations are unfounded and is vigorously defending itself against the claim and is opposing the appeal. No provision has been made in the accounts for this matter.

Subpoenas and requests for information/regulatory matters
The US domiciled insurance members of the Group received certain subpoenas and information requests with respect to the ongoing investigations by various regulators and governmental authorities relating to industry-wide investigations into US producer compensation practices and arrangements. In November 2004, Alea North America Insurance Company ("ANAIC") received a subpoena from the Attorney General of New York and, together with Alea North America Speciality Insurance Company ("ANASIC"), received inquiries from the insurance departments of Delaware and North Carolina. No allegations of wrongdoing have been made against ANAIC, ANASIC nor any of their employees, nor does the Group have reason to believe that any of them are specific targets of any investigation.

The Group has cooperated fully with these inquiries. After concluding their internal investigations in connection with these matters, these member companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Certain members of the Group have received subpoenas and information requests with respect to finite reinsurance from the US Securities and Exchange Commission, the FSA, the Australian Prudential Regulatory Authority and the Florida and Delaware state insurance authorities.

The Group has cooperated or is cooperating fully with each authority from which it has received an inquiry and is aware of no improper conduct.

These industry-wide investigations, including certain of the investigations to which the Group is a party, are ongoing and it is not possible to predict the impact that these investigations, or any enquiries specific to the Group, may have on the Group's current or future business and financial results. Moreover, there can be no assurance that further investigations will not be initiated or reopened in the future.

In connection with a periodic market conduct examination, the California Department of Insurance has disputed certain fees collected from policyholders by two agents of one of the Group's subsidiaries. The Group disagrees with the Department's position, but is cooperating to audit these fee arrangements. The agreements with the agents involved have been terminated. It is not possible to predict the impact of this dispute on the Group's financial results.

Company contingent liabilities
In the third quarter of 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating entities. These guarantees are in addition to the pre-existing guarantees already in place between certain subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees require that the Company make funds available to the insurance operating entities to allow the entities to fulfil their insurance or reinsurance obligations to the client/customer incurred while the guarantee remains in effect.

18 Related party transactions

Kohlberg Kravis Roberts & Co., L.P./Fisher Capital Corp. L.L.C.
Certain parties related to Kohlberg Kravis Roberts & Co., L.P. own in excess of 40% of the Company's issued shares. The Company has certain relationship, management rights, shareholder and advisory fee agreements, as amended with Kohlberg Kravis Roberts & Co., L.P., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership and Fisher Capital Corp. L.L.C. These agreements are further described in the Company's Listing Particulars dated 14 November 2003. The Group pays annual advisory fees

of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. L.L.C., also a shareholder. As at 30 June 2006, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC have received $375,000 and $175,000, respectively. As at 30 June 2006 the balance due under these arrangements was $nil (30 June 2005: $nil; 31 December 2005: $nil). Certain of the Company's directors are interested in these entities as described in the annual Directors' Report.

Loans to officers
Loans to officers were offered in connection with their purchase of Company shares and are interest bearing and except as described below, are full recourse and made on consistent terms as those to other employees. Mr M Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 that bears interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof. Upon termination of employment Mr M Ricciardelli is not personally liable for any amounts in excess of the value of the shares pledged plus any accrued but unpaid bonus contractually payable to him. Consistent with other borrowers, Mr M Ricciardelli's loan is repayable in five equal annual instalments of 20% of the principal amount thereof. Mr M Ricciardelli paid the first annual principal instalment on his loan of $75,000, together with accrued interest of $11,111 in 2005. At 30 June 2006, Mr M Ricciardelli's outstanding balance was $300,000 and accrued interest was $10,632. In connection with Mr M. Ricciardelli's separation arrangements, he has agreed to repay his loan from the proceeds from the sales of his pledged shares and restricted stock units.

As at 30 June 2006 the Group had loans to key management personnel, including the amount set out above in respect of Mr M Ricciardelli, in aggregate principal amounts of $450,000 (30 June 2005: $525,000). The number of key management personnel that had outstanding loans at 30 June 2006 was 3 (30 June 2005: 3). Key management personnel are as described below.

Key management personnel
The Group considers its key management personnel to include its directors and those members of management reporting directly to its executive directors that have executive management responsibility for Group-wide operations.

Remuneration of key management personnel
The remuneration of the directors and those members of management reporting directly to its executive directors that have executive management responsibility for Group-wide operations, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. For six months ended 30 June 2006 this included 12 individuals (2005: 14).

	Six month ended 30 June 2006	Six month ended 30 June 2005	Year ended 31 December 2005
Short-term employee benefits	**$1,169,411**	$2,242,965	$3,507,538
Post-employment benefits	**$14,250**	$98,358	$138,630
Other long-term benefits	**$119,194**	$77,493	$154,986
Termination benefits	**$192,234**	$3,131,004	$3,025,159
Share-based payment	**$65,072**	$130,422	$262,417
TOTAL	**$1,560,161**	$5,680,242	$7,088,730

Key management personnel employment and retention contracts
Members of the Group have entered into employment and retention contracts with executive Directors and/or certain members of key management, in each case taking into account the practices in the jurisdiction where the Group operates. Terms of these agreements as they apply to the Company's Directors at year-end 2005 are set out in the Director's Remuneration Report. Termination benefits in the table above include amounts paid in 2005 and during the first six month period of 2006 to departing executive Directors and certain members of key management in settlement of such contracts.

Share and loan transactions with members of key management

Stewart Laderman

On 6 April 2005, the Company repurchased Mr Laderman's 183,880 common shares for GBP 340,178 and 498,688 vested options granted on 19 May 2000 for GBP 69,816 in each case in accordance with the terms of his stockholder's agreement by reference to the price per common share on 31 March 2005. Mr Laderman was granted a GBP 172,237 loan in connection with the common share purchase program, bearing interest at 6.85% and repayable in instalments of 20% each 31 August, commencing in 2001. At 31 December 2004 Mr Laderman had repaid the loan in full, including interest.

Kirk Lusk

Mr Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr Lusk's loan in 2005.

Thomas Weidman

Mr Weidman was granted a $99,999 loan in connection with the share purchase program, bearing interest at 3.7665% and repayable in instalments of 20% each 31 August commencing in 2006.

Amanda Atkins

On 6 April 2005 the Company purchased 35,060 Common Shares held by Ms Atkins for GBP 64,861 in accordance with the terms of her Stockholders' Agreement at the closing price of a Common Share on the London Stock Exchange on 31 March 2005. For details regarding the compromise agreement with Ms Atkins see the Directors' Remuneration Report section in the Alea Group Annual Report 2005.

Mark Ricciardelli

In connection with Mr M Ricciardelli's separation arrangements, on 29 June 2006, the Company agreed that it would vest all restricted stock units not already vested and deliver the underlying shares (totaling 70,918 shares) to Mr M Ricciardelli for sale on or about 22 September 2006. The proceeds of the sale of such shares, together with the simultaneous sale of shares purchased in 2004 by Mr M Ricciardelli (164,821 shares) will be used to satisfy the balance of Mr Ricciardelli's loan of $300,000 plus accrued interest of $13,360 through 31 August 2006, his last day of employment. Mr Ricciardelli's options will be cancelled in accordance with the terms of his option agreement.

INDEPENDENT REVIEW REPORT TO ALEA GROUP HOLDINGS (BERMUDA) LTD

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and related notes 1 to 18. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information..

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed. The directors have elected not to comply with

International Accounting Standard 34 *Interim Financial Reporting*.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Emphasis of matter – going concern

In forming our review conclusion, which is not qualified, we have considered the adequacy of the disclosure made in note 2 to the financial information concerning the company's ability to continue as a going concern. The company has borrowings which are subject to covenants. Compliance with those covenants at the period end and in the future is based on the estimates in the balance sheet and cash flow projections. Both of these are prepared on the basis of assumptions that are subject to material uncertainty. These conditions, along with the other matters explained in note 2 to the financial information, indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern. The financial information does not include adjustments that would result if the company was unable to continue as a going concern.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London
19 September 2006

END

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File No. 82-34885

Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Shareholder Notification
Released	14:19 21-Sep-06
Number	2987J

21 September 2006

Notification of Major Interest in Shares

Hamilton, Bermuda – Alea Group Holdings (Bermuda) Ltd ("Alea") announced it had been informed on 20 September 2006, of the ownership by Morgan Stanley Securities Limited of 14,622,318 Alea common shares, representing approximately 8.42% of the issued common share capital of Alea. Alea stated that it had been informed by Morgan Stanley Securities Limited that this ownership in Alea shares was at the close of business on 19 September 2006. Alea has 173,781,583 common shares outstanding and has no treasury shares.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those Morgan Stanley group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Alea's bye-laws each interested in any shares in which Morgan Stanley Securities Limited is interested.

######

For more information on Alea, see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney
+1 860 258 6524

Analysts & Investors: Kirk Lusk
+1 860 258 6566

Financial Dynamics
Robert Bailhache/
Nick Henderson
+44 20 7831 3113

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us

in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

END

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Regulatory Announcement

Go to market news section

Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	ANASIC Sale Completion
Released	07:01 02-Oct-06
Number	7673J

RNS Number:7673J
Alea Group Holdings(Bermuda) Ltd
02 October 2006

2 October 2006

Alea Completes Sale Of Alea North America Specialty Insurance Company

Hamilton, BERMUDA - Alea Group Holdings (Bermuda) Ltd (the "Group") today announced that its subsidiary, Alea North America Insurance Company, has completed sale of its Delaware excess and surplus lines carrier, Alea North America Specialty Insurance Company ("ANASIC") to Insurance Corporation of Hannover, a member company of Praetorian Financial Group, Inc. ("Praetorian"). On completion, the Group received $34.6 million in cash. Any realised gain from the sale will be accounted for in the Group's consolidated income statement for the year ending 31 December 2006.

######

For more information on Alea see www.aleagroup.com. For further information, please contact:

Media: Sheel Sawhney +1 860 258 6524
Analysts & Investors: Kirk Lusk +1 860 258 6566

Financial Dynamics

Robert Bailhache
Nick Henderson
+44 20 7831 3113

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the

Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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2006 Notice of Annual General Meeting
Alea Group Holdings (Bermuda) Ltd.

Alea

Alea Group Holdings (Bermuda) Ltd.
(Incorporated and registered in Bermuda under registration number 31408)

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

25 April 2006

Dear Shareholder,

2006 Annual General Meeting

The Notice of Meeting sets out the business to be transacted at the Annual General Meeting to be held on Thursday, 29th June 2006 at 10 a.m. (Bermuda time) at the Princess Louise Room, The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM08 Bermuda. Also enclosed with this letter are the 2005 Annual Report and Accounts and a proxy card for voting at the Annual General Meeting.

Resolutions 1 to 4 set out in the Notice of Meeting are ordinary business.

Resolutions 3 and 4 — Reappointment of Directors

Resolutions 3 and 4 propose the reappointment of John Reeve and R. Glenn Hilliard as directors, each of whom is retiring by rotation in accordance with the Company's Bye-laws. John Reeve is an independent non-executive director and Chairman of the Board, Chairman of the Nomination Committee and a member of the Remuneration and Audit Committees. R. Glenn Hilliard is an independent non-executive director, Chairman of the Remuneration Committee and a member of the Audit Committee.

Messrs. Reeve and Hilliard are being recommended for re-election due to their recognized expertise in the (re)insurance industry and the quality of their service to the Company.

Biographical and other details of the directors to be re-elected are set out in the Annual Report and Accounts.

Voting

Shareholders of the Company who are entered on the register of shareholders at 6 p.m. (Bermuda time) on 26 June 2006 are entitled to attend the Annual General Meeting and vote on the resolutions.

Votes may be cast in person at the meeting or by return of the proxy form. If you submit a proxy you will still be entitled to attend the meeting and vote in person if you wish to. A proxy need not be a member.

The proxy card gives members the opportunity to register a vote "withheld". A vote "withheld" is an abstention. It is not a vote in law and will not be counted in the calculation of the proportion of votes "For" and "Against" a resolution.

Proxies may be returned by post or electronically through www.proxyvoting.com/alea as explained in the accompanying notes to this notice and the form of proxy and must be received no later than 10 a.m. (Bermuda time) on 27 June 2006 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

Yours faithfully,

John Reeve
Chairman

ALEA GROUP HOLDINGS (BERMUDA) LTD. (the "Company")

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of the Company will be held at the Princess Louise Room, The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM08 Bermuda on 29 June 2006 at 10 a.m. (Bermuda time) for the following purposes and to consider and, if thought fit, pass the following resolutions which will be proposed, in the case of resolutions 1 to 4, as ordinary resolutions:

1. To receive the financial statements for the financial year ended 31 December 2005, together with the directors' report and the auditors' report on those statements.

2. To reappoint Deloitte & Touche LLP as auditors to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid and to authorise the directors to fix their remuneration.

3. To reappoint John Reeve as director.

4. To reappoint R. Glenn Hilliard as director.

By order of the Board
George P. Judd
Secretary
Dated 25 April 2006
Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

NOTES

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.

2. To be effective, the form of appointment of a proxy must be:

   2.1 in the case of an instrument in writing, delivered to Mellon Investor Services LLC at P O Box 3862 S Hackensack NJ 07606-9562 together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) not less than 48 hours before the time for holding the meeting; or

   2.2 in the case of an appointment of a proxy on the internet, made and received at www.proxyvoting.com/alea not less than 48 hours before the time for holding the meeting.

3. Any electronic communication sent by a shareholder to the Company or the registrar which is found to contain a computer virus will not be accepted.

4. A form of proxy is enclosed with this notice. Completion and return of the form of proxy in writing or on the internet will not preclude shareholders from attending and voting in person at the meeting. A proxy form will be invalid unless it is lodged as specified in note 2.

5. Only those members entered on the register of members of the Company as at 6 p.m. (Bermuda time) on 26 June 2006 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6 p.m. (Bermuda time) on 26 June 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

6. Copies of all directors' service agreements will be available for inspection at the offices of Alea London Limited, The London Underwriting Centre, 53 Minster Court, London EC3R 7D during normal business hours on any day (Saturday, Sunday and public holidays excepted) and at the place of the meeting 15 minutes prior to and throughout the meeting.

7. The meeting is scheduled to begin at 10 a.m. (Bermuda time) on 29 June 2006, which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

Alea

File No. 82-34885

ALEA GROUP HOLDINGS (BERMUDA) LTD

ANNUAL GENERAL MEETING = PROXY FORM

I/We, ____

of____

being (a) member(s) of Alea Group Holdings (Bermuda) Ltd hereby appoint **the Chairman of the meeting** (see note 2)

or____

of____

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held on 29 June 2006 and at any adjournment thereof.

PLEASE COMPLETE IN BLOCK CAPITALS.

(Continued on the reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

Notes on completion of the form of proxy:

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.

2. A member who does not wish the Chairman of the meeting to be his proxy may appoint a proxy of his own choice by inserting the proxy's name and address on the proxy form in the space provided.

3. If the proxy form is returned without an indication as to how the proxy must vote on a particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes.

4. Please note that the "Withheld" option is provided to enable you to abstain on any particular resolution. A vote "Withheld" is not a vote in law and will not be counted in the proportion of votes "For" and "Against" a resolution.

5. Appointments by a corporation must be under seal or the hand of its duly authorised officer, attorney or other person authorised to sign in writing.

6. In the case of joint holders, the signature of any one holder is sufficient but the vote of the person whose name appears first in the register of members shall be accepted to the exclusion of other joint holders.

7. To be effective, the form of instrument appointing a proxy must be:

7.1 in the case of an instrument in writing, delivered to Mellon Investor Services LLC, Attn: Proxy Processing, P.O. Box 3862, South Hackensack, NJ 07606-9562, United States of America, together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) not less than 48 hours before the time for holding the meeting; or

7.2 in the case of an appointment of a proxy on the Internet, made and received at www.proxyvoting.com/alea not less than 48 hours before the time for holding the meeting.

A proxy form will be invalid unless it is lodged as specified in this note 7.

8. The time of the meeting is 10 a.m. (Bermuda time) on 29 June 2006 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

9. Any alterations made to this proxy form should be initialled.

Before completing this form, please read carefully the notes on the reverse side.

Please Mark Here for Address Change or Comments ☐
SEE REVERSE SIDE

The proxy is to vote in respect of the resolutions mentioned below as follows:
Please mark one box with an "X" for each resolution.

	FOR	AGAINST	WITHHELD
Resolution 1 receive the financial statements	☐	☐	☐
Resolution 2 reappointment and remuneration of auditors	☐	☐	☐
Resolution 3 reappoint John Reeve as Director	☐	☐	☐
Resolution 4 reappoint R Glenn Hilliard as Director	☐	☐	☐

The proxy may vote as he thinks fit or abstain from voting (i) in respect of the resolutions for which no indication has been given as to how the proxy must vote and (ii) on any other business or resolution (including amendments to resolutions) which may properly come before the meeting or any adjournment of it.

Signature(s) ______________________________ Date ____________

NOTE: Please see notes 5, 6, 7 and 9 on reverse side. Please sign as name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

Appointment of a proxy on the Internet authorizes your proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet		Mail
http://www.proxyvoting.com/alea Use the Internet to appoint a proxy. Have your proxy card in hand when you access the web site and follow the instructions.	**OR**	Mark, sign and date your proxy card and return it in the enclosed envelope.

If you appoint a proxy by Internet, you do NOT need to mail back your proxy card.

File No. 82-34885

Alea

ALEA GROUP HOLDINGS (BERMUDA) LTD

Interim Report 2006

Alea Announces Interim Results And Provides An Update On Run-Off

Financial Performance

- Net insurance premium revenue for the six months ended 30 June 2006 was $209.7 million[1] (30 June 2005: $610.7 million), with the reduction reflecting the impact of the Group's decision to cease writing new/renewal business and place its operations into run-off.
- Loss after tax for the six months ended 30 June 2006 was $10.7 million[2] (six months ended 30 June 2005: profit of $19.5 million).
- Net asset value of $2.57 per share[3] (£1.40 per share) compared with 30 June 2005 of $4.12 per share (£2.28 per share).
- Net asset value at 30 June 2006 was impacted by cumulative unrealised losses on investments of $49.3 million (30 June 2005: cumulative gains of $17.2 million).
- Basic and diluted loss per share of $0.06 (30 June 2005: earnings per share of $0.11).[4]
- Investment income of $49.2 million (30 June 2005: $43.0 million).
- Insurance contracts liabilities decreased from $2,872.5 million at 31 December 2005 to $2,451.7 million at 30 June 2006.
- Other operating expenses for the six months ended 30 June 2006 were $42.5 million compared with $61.2[5] million in the six months ended 30 June 2005.
- Limited adverse development (net of commutations) of $3.1 million representing 0.1% of gross claims outstanding.
- During the period, the Group entered into an agreement to sell Alea North America Specialty Insurance Company ("ANASIC") to a member company of Praetorian Financial Group, Inc. ("Praetorian").[6]
- 2006 performance remains within the financial covenants under the Group's bank credit agreement.

Run-off

Following the announcement of the Group's intention to cease underwriting and place its insurance operations into run-off, the Group adopted a run-off plan that includes a proactive cost management programme including consolidation of certain operations to improve operational efficiency, and an aggressive claims management and commutation strategy. The key elements of the plan are to preserve net assets through effective management of the run-off of the Group's balance sheet, manage other operating expenses and finance costs to levels less than or equal to investment income by year end 2007, and ultimately return capital to shareholders.

Effective 1 September 2006, Mark Cloutier was appointed Chief Executive Officer of the Group and with Kirk Lusk, Group Chief Financial Officer, joined the Board of Directors.

Outlook

The Group's performance for the first half of 2006 with respect to commutations is on plan. In addition, headcount and expenses are running as expected. Notwithstanding our performance, there can be no certainty as to the timing or amounts of future distributions to shareholders. Any future distributions will be subject to execution of commutations on economic terms acceptable to the Group, appropriate regulatory approvals being obtained to fund intra-group distributions, applicable legal restrictions, repayment of the Group's $150 million term loan and $50 million revolver and the retention of adequate capital to meet other obligations.

Comments of John Reeve, Non-executive Chairman of the Board of Directors:

"The first half of 2006 has been a challenging time for Alea, despite which the Group's results and run-off strategy are on plan. The Group is making progress in its efforts to reduce volatility in the balance sheet while at the same time achieving the operating efficiencies needed to sustain a successful run-off. We are pleased with the partnership of Mark Cloutier as Group CEO and Kirk Lusk as Group CFO and welcome them as executive members of the Board of Directors.

The Company[7] has not proposed an interim dividend for 2006."

Comments of Mark Cloutier, Group Chief Executive:

"The Group's operating results excluding finance costs are slightly better than plan, which is encouraging given the significant changes implemented in the transition to run-off. We made considerable improvements in the areas of staff and organisational restructuring, claims and commutation strategies, and expense and cash flow management. Additional progress has been made with respect to reducing volatility in the portfolio and accelerating our exit from active exposures through commutations and unearned premium cut-offs. As we move ahead, we will remain keenly focused on expense reduction initiatives, further embedding of cash and claim management strategies, and an acceleration of commutation activity."

Notes

1. Except where specifically indicated all statements refer to the six months ended 30 June 2006 or 2005.
2. These results have been prepared on a going concern basis. The directors consider this to be the appropriate basis as set forth in Note 2 of the Financial Statements.
3. £1.40 per share at an exchange rate of $1.83=£1 (2005: £2.28 per share at an exchange rate of $1.81 = £1).
4. Weighted average number of ordinary shares of 173.7 million (at 30 June 2005: 174.4 million).
5. The $61.2 million is stated after adding back $25.0 million of expenses that were reclassified at 30 June 2005 from other operating expenses to acquisition costs in accordance with IAS 1 'Presentation of Financial Statements'.
6. Both the sale and any subsequent distribution of proceeds are subject to regulatory approval and other customary conditions. Alea will continue to administer the run-off of the in force business as of the closing date.
7. "Company" refers to Alea Group Holdings (Bermuda) Ltd only. "Group" refers to Alea Group Holdings (Bermuda) Ltd, and all subsidiaries.

Financial information presented herein has been prepared in accordance with International Financial Reporting Standards ("IFRS") and is unaudited.

Past performance cannot be relied upon as a guide to future performance.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

FINANCIAL REVIEW

Unaudited consolidated income statement

	Six months ended 30 June 2006 $'million	Six months ended 30 June 2005 $'million	Year ended 31 December 2005 $'million
Gross premiums written	(37.9)	855.3	997.5
Revenue			
Premium revenue	270.9	723.9	1,347.8
Premium ceded to reinsurers	(61.2)	(113.2)	(261.1)
Net insurance premium revenue	**209.7**	**610.7**	**1,086.7**
Fee income	0.4	1.3	3.0
Investment income	49.2	43.0	89.1
Net realised (losses)/gains on financial assets	(1.4)	3.6	0.7
Net realised gains on sale of renewal rights	0.9	-	61.1
Total revenue	**258.8**	**658.6**	**1,240.6**
Expenses			
Insurance claims and loss adjustment expenses	176.3	485.0	1,146.6
Insurance claims and loss adjustment expenses recovered from reinsurers	(27.4)	(72.4)	(227.4)
Net insurance claims	**148.9**	**412.6**	**919.2**
Acquisition costs	64.2	174.8	335.8
Other operating expenses	42.5	36.2	95.4
Restructuring costs	1.6	-	22.4
Total expenses	**257.2**	**623.6**	**1,372.8**
Results of operating activities	**1.6**	**35.0**	**(132.2)**
Finance costs	(16.0)	(9.1)	(19.9)
(Loss)/profit before income tax	**(14.4)**	**25.9**	**(152.1)**
Income tax credit/(expense)	3.7	(6.4)	(26.8)
(Loss)/profit on ordinary activities after income tax for the period	**(10.7)**	**19.5**	**(178.9)**

Performance indicators and comparison to prior periods

The Group ceased underwriting new and renewal business and was placed into run-off in the fourth quarter of 2005. The Group's business has therefore changed significantly and as a result certain performance comparisons with prior periods may become less meaningful. In this report, the Group has modified some of the prior period comparisons to make them relevant to the business in its current state. Going forward, the relevance of period-to-period comparisons included in Group reporting will be considered in light of the Group's run-off strategy with the objective of making only meaningful and useful comparisons.

Reserves and claims

At 30 June 2006 the total insurance contracts balance comprising gross claims outstanding, claims handling provisions, discount on claims and claims handling provision and provision for unearned premiums was $2,451.7 million, a decrease of 18.8% from 30 June 2005 ($3,019.4 million) and a decrease of 14.6% from 31 December 2005 ($2,872.5 million). The claims outstanding, net of reinsurance at 30 June 2006 was $1,344.8 million. This is a decrease of 5.9% compared with 31 December 2005 ($1,429.4 million) but is an increase of 15.6% from $1,163.5 million as at 30 June 2005. This increase reflects the fact that the Group was still an ongoing business during the second half of 2005.

The balances are analysed below:

	As at 30 June 2006 $'million	As at 30 June 2005 $'million	As at 31 December 2005 $'million
Gross claims outstanding			
Provision for claims outstanding, reported and not reported	2,415.1	2,231.8	2,531.9
Discount	(127.7)	(155.7)	(133.4)
	2,287.4	2,076.1	2,398.5
Claims handling provisions	25.5	22.6	30.4
Total gross claims outstanding	**2,312.9**	**2,098.7**	**2,428.9**
Provision for unearned premiums on insurance contracts	138.8	920.7	443.6
Total insurance contracts	**2,451.7**	**3,019.4**	**2,872.5**
Aggregate excess reinsurance			
Provision for claims outstanding, reported and not reported	321.3	435.0	343.3
Discount	(9.1)	(30.6)	(11.3)
Net aggregate excess reinsurance	312.2	404.4	332.0
Other reinsurance			
Provision for claims outstanding, reported and not reported	659.8	538.0	673.0
Discount	(3.9)	(7.2)	(5.5)
Net other reinsurance	655.9	530.8	667.5
Total reinsurance			
Provision for claims outstanding, reported and not reported	981.1	973.0	1,016.3
Discount	(13.0)	(37.8)	(16.8)
Total reinsurers' share of claims outstanding	**968.1**	**935.2**	**999.5**
Provision for unearned premiums on reinsurance contracts	32.9	89.8	58.1
Total reinsurance contracts	**1,001.0**	**1,025.0**	**1,057.6**
Claims outstanding, net of reinsurance			
Before discount	1,459.5	1,281.4	1,546.0
Discount	(114.7)	(117.9)	(116.6)
Claims outstanding, net of reinsurance	**1,344.8**	**1,163.5**	**1,429.4**

Reserves and claims (continued)

The following table presents the Group's booked gross loss and loss expense reserves before claims handling provision as at 30 June 2006 by class of business.

$'million	General liability	Motor	Workers' comp.	Professional	Property	MAT	Total
1999 and prior	115.0	56.0	35.8	1.6	34.5	100.2	343.1
2000	38.2	14.5	13.9	27.1	8.9	25.0	127.6
2001	34.5	14.2	19.2	27.7	6.1	14.8	116.5
2002	43.0	24.5	10.7	55.4	9.8	6.4	149.8
2003	50.7	46.0	8.0	43.5	11.8	6.8	166.8
2004	67.7	77.0	13.9	72.3	32.3	0.4	263.6
2005	32.0	76.8	4.6	43.5	164.3	1.2	322.4
Total reinsurance reserves	**381.1**	**309.0**	**106.1**	**271.1**	**267.7**	**154.8**	**1,489.8**
Insurance reserves	**266.8**	**96.3**	**224.1**	**36.4**	**40.4**	**-**	**664.0**
Total non-life reserves	**647.9**	**405.3**	**330.2**	**307.5**	**308.1**	**154.8**	**2,153.8**
Life structured settlements							**246.3**
Life reinsurance							**21.6**
Sale of ANASIC							**(6.6)**
Total reserves							**2,415.1**

The following table analyses Alea's gross reserves between incurred but not reported ("IBNR") and case as at 30 June 2006. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	Insurance	Reinsurance	Total
Case	39%	53%	49%
IBNR	61%	47%	51%
Total	**100%**	**100%**	**100%**

Adverse development

During the six months ended 30 June 2006 the Group experienced deterioration net of commutations in the gross reserves of $3.1 million ($2.2 million net of reinsurance).

Loss reserve discount

As permitted by IFRS 4, categories of claims provisions where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which does not exceed that expected to be earned by assets covering the provisions. As at 30 June 2006 25% of the Group's gross reserves were discounted at a rate of 4.5%.

As at 30 June 2006 the Group's total net discount was $114.7 million (30 June 2005: $117.9 million). This is expected to reduce towards zero over the duration of the normal course payout of the reserves. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement as the remaining expected duration drops below the UK GAAP qualified level as permitted by IFRS 4.

Income statement

Gross premiums written and net insurance premium revenue

Gross premiums written ("GPW") in the six months ended 30 June 2006 were $(37.9) million (six months ended 30 June 2005: $855.3 million) reflecting the cancellation of policies written in prior periods. Net insurance premium revenue reduced by 66% to $209.7 million in the six months ended 30 June 2006 (six months ended 30 June 2005: $610.7 million). This is primarily due to the Group's decision to cease writing new and renewal business resulting in a reduction in premium.

Premiums written generally take three years to earn through the income statement. These patterns differ by business class and operational unit. Overall, they approximate 40% in the first, 55% in the second and 5% in the third year. As at 30 June 2006 the Group had net unearned premiums of $105.9 million (30 June 2005: $830.9 million). The Group anticipates that no significant insurance premium revenue will be recognised in 2008 as the majority of unearned premium will have been released and recognised as revenue by 31 December 2007.

The Group has assessed its 30 June 2006 deferred acquisition cost asset ("DAC") of $30.0 million (30 June 2005: $228.7 million) as fully recoverable and as a result has not recorded any DAC write-off in its six months to 30 June 2006 income statement.

Fee income

Fee income in the six months ended 30 June 2006 was $0.4 million compared with $1.3 million recorded in the same period in 2005. Fee income represents income arising on structured reinsurance and insurance contracts without significant transfer of insurance risk. These contracts are accounted for on a deposit accounting basis.

Investment income and realised gains and losses

Investment income in the six months ended 30 June 2006 was $49.2 million, 14% ($6.2 million) higher than the $43.0 million recorded in the six months ended 30 June 2005. The growth recorded reflects 4.0% investment income in the six months ended 30 June 2006 on average invested assets of $2,331 million compared with 3.6% investment income in the six months ended 30 June 2005 on average invested assets of $2,312 million.

Net realised losses on financial assets were $1.4 million in the six months ended 30 June 2006 compared with $3.6 million realised gains in the six months ended 30 June 2005.

Net realised gains on sale of renewal rights

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million, which was recognised in the year ended 31 December 2005, and represents the directors' valuation at fair value of the business sold. Subsequently, an additional $0.9 million has been recognised in the six months ended 30 June 2006. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. The fair market value of the renewal rights is dependent upon receipt of commissionable premium on applicable business which is periodically evaluated by the Board.

Net realised gains on sale of renewal rights (continued)

The table below summarises each transaction:

Transaction	Completion date	2006 income ($'million)	2005 income ($'million)
London/Canopius	5 Dec 2005	-	8.0
AAR/AmTrust	14 Dec 2005	-	47.0
Europe/SCOR	19 Dec 2005	0.9	6.1
Total		**0.9**	**61.1**

To date the Group considers that the accruals above are reasonable and has received in cash $20.1 million of the estimated total of $62.0 million. The outstanding balance consists of $37.0 million due from AmTrust and $4.9 million due from Canopius.

Insurance claims and loss adjustment expenses

In the six months ended 30 June 2006 the Group incurred net insurance claims and loss adjustment expenses of $148.9 million (six months to 30 June 2005: $412.6 million).

The claims outstanding net of reinsurance at 30 June 2006 were $1,344.8 (at 31 December 2005: $1,429.4 million), which equates to a decrease of $84.6 million in the six month period.

Acquisition costs

Acquisition costs are costs are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs. They are deferred and amortised over the period of contract, consistent with the earning of premium.

Given that the Group is no longer accepting new insurance risk, and is releasing its unearned premium reserves as the risk associated with those premium receipts is extinguished, acquisition costs are expected to decrease.

In the six months ended 30 June 2006 total acquisition costs were $64.2 million (six months ended 30 June 2005: $174.8 million).

Other operating expenses

The Group plans to reduce other operating expenses so that in any given period they are less than total investment income in that period net of finance costs. To the extent that investment income net of discount released does not offset other operating expenses, the Group will establish a run-off provision. The current Group projections indicate that a run-off provision is not required.

In the six months to 30 June 2006 other operating expenses were $42.5 million. This compares with other operating expenses in the six months to 30 June 2005 of $36.2 million which were stated net of a $25.0 million reclassification from other operating expenses to acquisition costs. This accounting treatment was performed to comply with IAS 1 'Presentation of Financial Statements' and represents premium related expenses. As the Group is now in run-off, the equivalent reclassification is no longer required.

Restructuring costs

Restructuring costs in the six months ended 30 June 2006 were $1.6 million (year ended 31 December 2005: $22.4 million). The Group anticipates headcount at the end of 2006 will be less than 200 and will reduce further in line with reserves and invested assets.

Included are redundancy costs incurred of $4.1 million for severance payments made to employees who were not part of the original restructuring plan as disclosed at 31 December 2005.

Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

Results of operating activities

In the six months ended 30 June 2006, results of operating activities were a profit of $1.6 million compared with a profit of $35.0 million in the six months ended 30 June 2005 reflecting the transition into run-off detailed above.

Finance costs

Finance costs include investment expenses, foreign exchange movements and debt interest. In the six months ended 30 June 2006 total finance costs were $16.0 million, compared with $9.1 million recorded in the same period in 2005. The majority of this increase results from a rise in interest rates. As is detailed in the section on Financing Facilities, interest is charged at LIBOR plus 285 basis points on the trust preferred facility and at LIBOR plus 120 basis points on the three-year bank facility. The Group was also significantly impacted by the weakening of the dollar in the European operations.

Loss before income tax

Loss before income tax was $14.4 million in the six months ended 30 June 2006 compared with a profit of $25.9 million in the six months ended 30 June 2005. This reduction reflects the change in the results of operating activities noted above and the transition into run-off.

Income tax expense

The income tax credit in the six months ended 30 June 2006 was $3.7 million, compared with a charge of $6.4 million in the six months ended 30 June 2005. The effective tax rate was 25.9% in the six months ended 30 June 2006 (six months ended 30 June 2005: 24.8%). The impact of the income tax credit on the income statement is summarised as follows:

	Six months ended 30 June 2006 $'million	Six months ended 30 June 2005 $'million	Year ended 31 December 2005 $'million
Current tax (credit)/charge:			
UK corporation tax	0.3	0.4	-
Foreign tax	(2.1)	6.4	(0.2)
Total current period	**(1.8)**	**6.8**	**(0.2)**
Deferred tax (credit)/charge:	(1.9)	(0.4)	27.0
Total income tax (credit)/expense	(3.7)	**6.4**	**26.8**

Income tax expense (continued)

In the year ended 31 December 2005 the Group wrote off the majority of its deferred tax assets to reflect uncertainty over future profitability. Consequently, the Group's Swiss and UK entities have significant trading losses carried forward in respect of which no deferred tax assets have been recognised.

In the six months to 30 June 2006 the Group's North American entities made a pre tax loss of $13.3 million. As a result of these allowable tax losses, the Group has reversed a previously recognised deferred tax liability of $1.9 million and has also recognised a current tax recoverable of $2.8 million.

The corporation tax for the interim periods ended 30 June 2006 and 30 June 2005 was calculated so as to represent the best estimate of the weighted average annual corporation tax rate expected for the full financial year.

Loss on ordinary activities after income tax

Loss on ordinary activities after income tax in the six months ended 30 June 2006 was $10.7 million, compared with a profit of $19.5 million in the six months ended 30 June 2005.

Loss per share

Basic and fully diluted loss per share for the six months ended 30 June 2006 was $0.06 per share (six months ended 30 June 2005: earnings per share: $0.11).

Dividend

The Company will not be paying an interim dividend for the 2006 financial year.

Balance sheet

Total assets

Total assets as at 30 June 2006 decreased by 16% to $3,769.5 million from $4,513.5 million at 30 June 2005.

Net assets

Net assets (shareholders' funds attributable to equity interests) at 30 June 2006 were $447.1 million (30 June 2005: $718.3 million). Net assets per share were $2.57 (30 June 2005: $4.12). At the 30 June 2006 exchange rate of $1.83= £1, net assets per share were £1.40 (30 June 2005: £2.28 at an exchange rate of $1.81 = £1). Net assets have remained relatively stable compared with the position at 31 December 2005 ($490.4 million) after taking into consideration the impact of interest rate movements on the investment portfolio described below.

Reinsurance recoverables

Total reinsurers' share of claims outstanding was $968.1 million at 30 June 2006 ($935.2 at 30 June 2005). The increase is primarily due to catastrophe losses incurred in the second half of 2005 offset by the commutation of the Inter-Ocean adverse development and aggregate excess of loss covers.

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving capital. The investment portfolio does not currently consist of equity or real estate investments, but the Group may, in the future, invest in other asset classes on a modest basis as part of a continuing conservative investment strategy.

At 30 June 2006 the value of available for sale investments was $1,980.7 million, compared with $2,123.5 million at 30 June 2005.

Of total invested assets $1,971.6 million (30 June 2005: $2,092.0 million) is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $9.1 million include predominantly mutual funds invested in fixed income securities.

Asset class	30 June 2006	30 June 2005
US government	28%	27%
US mortgage	20%	20%
EU and Switzerland government and corporate	16%	16%
US corporate	11%	12%
Asset backed securities	5%	8%
US municipalities	1%	11%
Canadian government and provinces	3%	2%
Cash and other	16%	4%
Total	**100%**	**100%**

At 30 June 2006 the Group's investment portfolio had an average duration of 2.6 years (30 June 2005: 3.4 years). The Group intends to monitor the average duration of the portfolio to provide liquidity anticipated to be required to support the Group's run-off strategy.

Invested assets (continued)

In the first half of 2006 the Group achieved a total gross return on the investment portfolio of 0.8% (six months ended 30 June 2005: 4.9%). The investment return comprised 4.0% investment income (six months ended 30 June 2005: 3.6%), 0.1% realised loss (six months ended 30 June 2005: gain of 0.3%) and 3.1% unrealised loss (six months ended 30 June 2005: gain of 1.0%) on average invested assets of $2,331 million (six months ended 30 June 2005: $2,312 million).

At 30 June 2006 all of the Group's fixed income portfolio was rated A or better and 98% was rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2005 or the first half of 2006.

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at 30 June 2006 the pledges covered assets of $425.2 million (30 June 2005: $286.4 million). In addition $132.3 million (30 June 2005: $104.2 million) is held as statutory deposits for local regulators and a further $762.0 million (30 June 2005: $805.9 million) is held in trust for the benefit of policy holders including $286.5 million (30 June 2005: $435.9 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company.

As at 30 June 2006 the Group held Société d'Investissement à Capital Variable ("SICAV") of $51.8 million (30 June 2005: $40.5 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities with average credit quality of AAA and duration of approximately five and a half years.

Capital management

Financing facilities

The Group raised $100 million of hybrid capital in December 2004 and a further $20 million in early January 2005. This capital is in the form of 30-year hybrid trust preferred securities priced at LIBOR plus 285 basis points.

At 30 June 2006 the Group had $150 million outstanding under its term loan facility and $50 million outstanding under its revolver facility. Interest is charged at LIBOR plus 120 basis points on the three-year bank facilities. The bank facilities are due in September 2007.

The Group's bank facilities are subject to covenants including tangible minimum net equity, debt-to-capitalisation ratio limitations, limitations on granting of liens, limitations on payments of dividends, limitations on other disposition of assets, limitations on increased indebtedness and limitations on distribution of assets.

Liquidity and cashflow

Cash flows from operating activities primarily consist of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash outflow from operating activities after income tax paid for the six months ended 30 June 2006 was $195.6 million (six months ended 30 June 2005: $61.1 million net cash inflow). The operating cash outflow reflects the transition into run-off and the reduction in premium received.

Liquidity and cashflow (continued)

The net increase in cash was $16.8 million (decrease for six months ended 30 June 2005 of $57.8 million). This is after net cash received from investing activities of $225.8 million (six months ended 30 June 2005: net cash used of $118.1 million) and net cash used in financing activities of $10.6 million (six months ended 30 June 2005: net cash outflow of $1.4 million). As a result the Group's cash and bank overdraft at 30 June 2006 was $133.8 million (30 June 2005: $135.8 million).

Intra-group arrangements

The Group manages a number of different intra-group arrangements designed to ensure that each local balance sheet retains risk commensurate with its capital base. The principal means of achieving this is by arranging capacity through internal quota share reinsurances ('quota shares') primarily with Alea Bermuda. For 2002 to 2006 underwriting years the Group has put in place a 70% quota share to Alea Bermuda of Alea North America's insurance and reinsurance business. For 2001 to 2005 underwriting years there is a 35% quota share arrangement from Alea London to Alea Europe. There is a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda. For 2002 to 2005 underwriting years, there is an intra-group aggregate excess of loss contract from Alea Europe to Alea Bermuda. Given the change in circumstances, the Group is evaluating options to simplify its capital structure and balance sheet and is therefore considering commutations of the quota shares. Such transactions would be subject to regulatory approval in each jurisdiction affected.

Strategic alternatives

The Group continues to explore sale options for all or certain parts of the Group. There can be no guarantees that any transaction will take place or that a sale of the Group would be at a premium to the current market price.

As previously announced, Alea has entered into a definitive agreement to sell Alea North America Specialty Insurance Company ("ANASIC"), its US based excess and surplus lines company to a member company of Praetorian Financial Group, Inc. ("Praetorian"). Praetorian will purchase all of Alea's shares in ANASIC in exchange for a cash payment of $4 million plus the policyholders' surplus of ANASIC as of the closing date. Total consideration will be between $30 million and $36 million and the transaction is expected to be completed by year-end 2006. As at 30 June 2006 $43.0 million has been reclassified as assets and $12.4 million as liabilities of disposable subsidiary on the face of the balance sheet.

Employee share restrictions

As previously announced, the Board has waived certain contractual prohibitions restricting former employees from selling their shares in the Company for five years from purchase and thereafter only with prior Board approval. The Board has also waived these requirements for current employees with effect from the publication of these results for limited periods following publication of the Group's interim and full year results subject to certain conditions and all applicable legal and regulatory restrictions. As at 1 September 2006 current employees hold approximately 682,000 shares.

Credit ratings

On 8 September 2005 Standard and Poor's ("S&P") lowered its long-term counterparty credit and insurer financial strength ratings on the Group to BBB+ from A-. The downgrade followed the publication of the Group's interim results on 31 August 2005 which did not meet S&P's expectations. On 5 December 2005, S&P lowered its long-term counterparty credit and insurer financial strength ratings on the Group to BBB from BBB+. The downgrade followed the placement of Alea London into run-off following the sale of policy renewal rights to Canopius announced on the same day. On 14 February 2006 S&P affirmed the Group's credit rating at BBB (stable outlook). At the same time the ratings were withdrawn at management's request.

On 23 September 2005 A.M. Best lowered the Group's financial strength rating from A- to B++ due to concerns over the Group's risk adjusted capitalisation. On 30 January 2006 A.M. Best downgraded the Group's financial strength rating to B from B++ and the issuer credit rating to BB from BBB due to the Group's entry into run-off and expected poor operational performance. At the same time the ratings were withdrawn at management's request.

Financial calendar 2007

The Group expects to post its results for the year ended 31 December 2006 on 4 April 2007.*

**provisional date*

Kirk Lusk
Group Chief Financial Officer
19 September 2006

Consolidated income statement

	Notes	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Gross premiums written	6	(37,941)	855,343	997,528
Revenue				
Premium revenue		270,850	723,873	1,347,768
Premium ceded to reinsurers		(61,170)	(113,173)	(261,026)
Net insurance premium revenue	6	209,680	610,700	1,086,742
Fee income	6	409	1,322	3,006
Investment income	8	49,177	42,966	89,138
Net realised (losses)/gains on financial assets		(1,426)	3,588	672
Net realised gains on sale of renewal rights	4	930	-	61,079
Total revenue	6	258,770	658,576	1,240,637
Expenses				
Insurance claims and loss adjustment expenses		176,373	485,050	1,146,589
Insurance claims and loss adjustment expenses recovered from reinsurers		(27,441)	(72,407)	(227,320)
Net insurance claims	6	148,932	412,643	919,269
Acquisition costs	6	64,181	174,838	335,788
Other operating expenses		42,488	36,131	95,435
Restructuring costs	5	1,556	-	22,354
Total expenses		257,157	623,612	1,372,846
Results of operating activities	6	1,613	34,964	(132,209)
Finance costs		(15,971)	(9,054)	(19,892)
(Loss)/profit before income tax	6	(14,358)	25,910	(152,101)
Income tax credit/(expense)	9	3,712	(6,425)	(26,827)
(Loss)/profit on ordinary activities after income tax for the period		(10,646)	19,485	(178,928)

Earnings per share for (losses)/profits attributable to the equity shareholders of the Company during the period:

Earnings per share on operating activities

	Notes	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Basic ($)	7	(0.06)	0.11	(1.03)
Diluted ($)	7	(0.06)	0.11	(1.03)

Consolidated balance sheet

	Notes	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 31 December 2005 $'000
ASSETS				
Property, plant and equipment		8,287	14,772	9,908
Intangible assets		8,479	9,683	8,479
Deferred acquisition costs		30,036	228,743	107,000
Assets of a disposal group classified as held for sale	11	43,045	-	-
Financial assets				
Equity securities				
- available for sale		161	136	161
Debt securities				
- available for sale		1,980,557	2,123,485	2,205,532
Loans and receivables including insurance receivables		563,105	952,980	678,158
Deferred tax assets		1,104	22,954	997
Reinsurance contracts	12	1,001,007	1,024,975	1,057,639
Cash and cash equivalents		133,749	135,795	116,962
Total assets		3,769,530	4,513,523	4,184,836
LIABILITIES				
Insurance contracts	12	2,451,660	3,019,428	2,872,456
Borrowings	13	316,983	316,306	316,831
Liabilities of a disposal group classified as held for sale	11	12,415	-	-
Provisions	14	9,505	-	17,562
Other liabilities and charges		41,524	33,468	37,145
Trade and other payables		489,291	417,123	447,648
Deferred tax liabilities		-	-	1,878
Current income tax liabilities		1,005	8,906	1,087
Total liabilities		3,322,383	3,795,231	3,694,407
Net assets		447,147	718,292	490,429
EQUITY				
Capital and reserves attributable to the Company's equity holders				
Share capital	15	1,737	1,737	1,737
Other reserves	15	660,195	728,128	692,831
Retained loss	15	(214,785)	(11,573)	(204,139)
Total equity		447,147	718,292	490,429

Approved by the Board of Directors on 19 September 2006 and signed on its behalf by:

Kirk Lusk
Group Chief Financial Officer

Consolidated cash flow statement

	Notes	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Cash (used in)/generated from operations	16	(197,622)	64,814	114,453
Income tax recovered/(paid)		2,034	(3,710)	(3,271)
Net cash (used in)/from operating activities		(195,588)	61,104	111,182
Cash flows from investing activities				
Purchase of property, plant and equipment		(265)	(4,594)	(6,656)
Proceeds on sale of property, plant and equipment		124	482	2,343
Cash payments to acquire equity and debt securities		(1,657,627)	(1,466,321)	(2,612,771)
Cash receipts from sales of equity and debt securities		1,837,675	1,303,221	2,351,715
Net amounts outstanding for securities		41	6,341	(2,087)
Cash receipts from income from interest and dividends		45,832	42,782	92,123
Net cash from/(used in) investing activities		225,780	(118,089)	(175,333)
Cash flows from financing activities				
Repurchases of ordinary shares		-	(2,065)	(2,135)
Proceeds from issuance of trust preferred securities		-	20,000	20,000
Dividends paid to Company's shareholders		-	(12,203)	(12,203)
Capital raising fees		-	-	240
Interest paid on borrowings		(10,606)	(7,107)	(16,103)
Net cash used in financing activities		(10,606)	(1,375)	(10,201)
Net increase/(decrease) in cash and bank overdrafts		19,586	(58,360)	(74,352)
Cash and bank overdrafts at beginning of period		116,962	193,628	193,628
Cash of a disposal group classified as held for sale	11	(495)	-	-
Exchange (losses)/gains on cash and bank overdrafts		(2,304)	527	(2,314)
Cash and bank overdrafts at end of period		133,749	135,795	116,962

Consolidated statement of recognised income and expense

	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
(Loss)/profit on revaluation of available-for-sale investments	(35,994)	9,274	(20,519)
Exchange differences on translation of foreign operations	4,158	(4,891)	(4,934)
Tax on items taken directly into equity	-	(4,806)	(2,120)
Net loss recognised directly into equity	(31,836)	(423)	(27,573)
Transfers			
Transfers to profit and loss on sale of available-for-sale investments	(613)	(3,248)	(6,074)
Tax on items transferred from equity	-	123	669
Total transfers net of tax	(613)	(3,125)	(5,405)
(Loss)/profit for the period	(10,646)	19,485	(178,928)
Total recognised income and expense for the period	(43,095)	15,937	(211,906)

Notes to the financial statements

1 General information

Alea Group Holdings (Bermuda) Ltd (the "Company") and its subsidiaries (collectively the "Group") were engaged in the business of underwriting insurance and reinsurance risks. The Group operates through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services. In 2005 the Group ceased to write new business and placed all operations into run-off. Although the Group has disposed of the renewal rights for Alea Alternative Risk, Alea London and Alea Europe and placed all operations into run-off, the Group will continue to service claims relating to business written during 2006 and prior for the foreseeable future. As such, it is considered appropriate to recognise all amounts as relating to continuing operations.

The Company is registered in Bermuda and is listed on the London Stock Exchange. As such it is required to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company and the Group to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 18 in accordance with International Financial Reporting Standards ("IFRS"). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Basis of preparation

The interim financial statements, as required by the Listing Rules of the United Kingdom's Financial Services Authority ("FSA"), have been prepared on the basis of IFRS recognition and measurement principles but, as permitted by the FSA, the Group has not adopted IAS 34 'Interim Financial Reporting' early, and consequently, the full requirements of that standard have not been applied.

The consolidated financial statements are presented in thousands of US dollars, rounded to the nearest thousand. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments which have been classified as available for sale and financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in making estimates and assumptions that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgement about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the periods in which the estimates are revised if the revisions affect only those periods or in the periods of the revision and future periods if applicable.

Judgements made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustments in following years are discussed below.

As IFRS are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 pending completion of the second phase of the IASB's project on insurance contracts, accounting policies for insurance contracts have been selected with primary consideration to existing UK GAAP as permitted by IFRS 4 'Insurance Contracts'. The annual basis of accounting has been applied to all classes of business.

2 Basis of preparation (continued)

Going concern basis
The Company's borrowings include a $150 million bank term loan and a $50 million bank revolver facility with its lending bank syndicate. These arrangements are subject to two financial covenants which require that the Group maintains a minimum adjusted consolidated tangible net worth and a minimum debt-to-total-capitalisation ratio. If the Group were to breach either one of these covenants, the lenders would have the right to demand early repayment of these loans in advance of the scheduled repayment date of September 2007.

The Group has met these minimum requirements at 30 June 2006 on the basis of the Group's unaudited balance sheet at that date, and based on the Group's current projections, the Directors believe that the Group will continue to be able to service these borrowings, comply with the financial covenants and repay or refinance these amounts when they fall due. However, both the balance sheet and the projections reflect assumptions made by the Directors that are subject to material uncertainty which may cast significant doubt as to whether the Group will be able to continue as a going concern. In particular:

- the fair value recorded in the balance sheet of the proceeds arising from the sale of renewal rights (see Note 4) depends on assumptions as to the level of future premium income written by the purchasers of those renewal rights;
- the level of insurance reserves recorded in the balance sheet depends on actuarial assumptions relating to the likelihood of insured events occurring, the quantum of claims (that have occurred, whether reported or not) and the time when claim payments fall due; and
- the availability to the Company of funds to repay the loans depends on insurance subsidiaries obtaining regulatory approval to make intra-group distributions or loans as well as the two significant balance sheet assumptions set out above.

The Group is in an ongoing dialogue with the lending bank syndicate regarding the Group's business outlook and strategy and will work closely with the syndicate to manage any future issues should they arise. Run-off plans have been presented to regulators in each relevant territory and the Group expects to maintain continuous and open dialogue with them. On this basis, the Directors believe that the Company will be able to repay, renew or renegotiate bank funding as necessary during the remaining term of the loans, and in any case on maturity of the loans in September 2007, and therefore that it is appropriate to continue to prepare these financial statements on a going concern basis. The financial statements do not include any adjustments that would be necessary if the going concern basis was not appropriate.

These consolidated financial statements have been prepared in accordance with the accounting policies in force for the period ending 30 June 2006. A summary of the principal accounting policies is provided in Note 3.

Notes to the financial statements

3 Accounting policies

Status of interim financial statements
The statements for the two interim periods are unaudited but have been reviewed by the Company's auditors, Deloitte & Touche LLP, and their report for the six months ended 30 June 2006 is included with this report. The interim financial statements do not constitute statutory accounts as defined in section 84 of the Bermuda Companies Act 1981. The results for the year ended 31 December 2005 do not constitute statutory accounts as defined in section 84 of the Bermuda Companies Act 1981. The published statutory accounts for the year ended 31 December 2005 received an unqualified audit opinion.

Basis of consolidation
These financial statements consolidate all the enterprises in which Alea Group Holdings (Bermuda) Ltd owns or controls, directly or indirectly, the majority of the voting shares. There are no other enterprises over which the Group has the ability to exercise control.

Intra-group transactions, balances, and gains and losses are eliminated except to the extent that the transaction provides evidence of an impairment of the asset transferred.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in thousands of US dollars, which is the Group's presentation currency.

(b) Group companies

The functional currencies for Group entities are usually the currencies of the primary economic environment in which the entity operates.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at transactional or average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Notes to the financial statements

3 Accounting policies (continued)

Foreign currency translation (continued)

(c) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

To safeguard against fluctuations in exchange rates, Group entities seek to match assets and liabilities in currency. However, currency gains/losses which do arise from transactions in a currency other than a functional currency are reported in the income statement within other income or other expenses, as applicable.

The foreign currency rates used for significant foreign currencies are as follows:

	30 June 2006 Average	30 June 2006 Closing	30 June 2005 Average	30 June 2005 Closing
British pound	0.5606	0.5457	0.5327	0.5525
Euro	0.8138	0.7872	0.7763	0.8261
Swiss franc	1.2741	1.2329	1.1985	1.2786

	31 December 2005 Average	31 December 2005 Closing
British pound	0.5500	0.5788
Euro	0.8022	0.8420
Swiss franc	1.2418	1.3105

Insurance contracts
The Group enters into contracts that transfer insurance risk or financial risk or both.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Those contracts that do not transfer significant insurance risk are accounted for by recognising an asset or liability based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Future cash flows are estimated to calculate the effective yield, and revenues and expenses are recorded as other income or expense.

3 Accounting policies (continued)

Premium revenue
For all insurance contracts, premiums are recognised as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are shown before deduction of commission and are exclusive of taxes and duties levied thereon.

Premiums comprise total premiums earned under contracts incepting during the financial period, together with adjustments arising in the financial period to premiums earned in respect of business written in previous financial years. Premiums also include estimates of pipeline premiums earned on business written but not yet notified to the Group.

In respect of both risks accepted and risks ceded by the Group, premiums and claims relating to reinsurance arrangements which do not involve significant transfer of insurance risk are not recognised in the income statement but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Reinsurance
The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognised as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected. Reinsurance contracts that do not meet the definition of an insurance contract are accounted for as financial assets. The portion of premium ceded to reinsurers on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium asset.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counter parties belonging to the same insurance groups.

Deferred acquisition costs ("DAC")
Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortised over the period of contract, consistent with the earning of premium. These are shown as a capitalised asset in the balance sheet.

3 Accounting policies (continued)

Insurance claims and loss adjustment expenses
Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal and external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years. Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are made on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Group discounts certain categories of claims provisions, such as certain casualty and auto liability claims, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years in accordance with the statutory regulations of the European Union. The discount rate used is 4.5%.

Liability adequacy test
At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial period from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision). Any DAC written off as a result of this test cannot subsequently be reinstated.

Investment income
Investment income includes dividends, rent and interest. Dividends are accrued on an ex-dividend basis that is when the right to receive payment is established. Interest and rental income are recognised on an accruals basis. Interest income in respect of the Group's available for sale investments is recognised using the effective interest method.

Fee income
Fee income represents income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers. Such income is recognised over the term of the contract.

Notes to the financial statements

3 Accounting policies (continued)

Employee Benefits

(a) Share-based payments

The cost of awards to employees that take the form of shares or rights to shares is charged to the income statement as personnel costs on a straight line basis over the period to which the employee's performance relates and a corresponding amount is reflected in revenue reserves in shareholders' equity. The charge is calculated as being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

(b) Pension costs

The Group only operates defined contribution pension arrangements. Contributions are charged to the income statement as employee benefit expense as they become payable in accordance with the rules of each scheme. The Group has no further payment obligations once the contributions have been paid. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Property, plant and equipment
Property, plant and equipment comprises items of equipment only. Equipment is stated at cost less accumulated depreciation and impairment losses when appropriate. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives vary between three and five years for fixtures and equipment.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The residual values and useful lives of the assets are reviewed at each balance sheet date and adjusted if appropriate.

Intangible assets
Intangible assets represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. The licences are tested for impairment at each balance sheet date.

3 Accounting policies (continued)

Investments – Financial Instruments
The Group recognises a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. On initial recognition the Group determines the category of financial instrument and values it accordingly. The classification depends on the purpose for which the investments are acquired.

(a) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets, typically equities or bonds. On initial recognition, the fair value is the cost including transaction costs directly attributable to the acquisition. On subsequent remeasurement the fair value excludes transaction costs on disposal and represents the listed bid price. Fair value movements are recognised in equity.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

Trade receivables do not carry any interest rate and are measured at the fair value which is their nominal value less appropriate allowances for estimated irrecoverable amounts. On the initial recognition of loans the carrying value is determined as the proceeds of the loans less the costs of the transaction which are amortised over the length of the loan period in accordance with the effective interest method.

(c) Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date. The method of recognising the gain or loss on subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument. Gains or losses on derivatives that are not classified as hedges are recognised in the income statement. Derivatives are classified as held-for-trading unless they are designated as hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at inception of the hedge and on an ongoing basis, as to whether the derivative instruments used in hedging transactions are expected to be and have been highly effective in offsetting changes in fair value or cash flows of hedged items.

The Group has not designated any investments to be held to maturity or to be valued at fair value through income.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Purchases and sales of securities and currencies are recognised on trade date - the date on which the Group commits to purchase or sell the asset.

3 Accounting policies (continued)

Investments – Financial Instruments (continued)
Before evaluating whether, and to what extent, de-recognition of a financial asset or liability is appropriate, the Group determines whether de-recognition should be applied to only part of the financial asset / liability or group of financial assets / liabilities. The Group only derecognises a financial asset or liability when the contractual rights and obligations to the cash flows expire or the financial asset / liabilities are transferred and the Group has also transferred substantially all risks and rewards of ownership.

Gains and losses on derecognition are recognised through the income statement. Changes in fair value of available for sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the income statement, are directly recorded into equity until such time that the financial asset is derecognised.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Impairment of assets
The Group reviews the carrying amounts of its tangible and intangible assets at each balance sheet date to determine whether there is any indication of impairment. If any indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation
Income tax expense represents the sum of the tax payable in the period and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on all temporary differences, which are based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are recognised to the extent that it is regarded as probable that they will be utilised against sufficient future taxable income. Deferred income tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised.

The deferred tax that results from unrealised gains and losses on securities classified as available for sale is recognised in shareholders' equity along with those unrealised gains and losses.

Notes to the financial statements

3 Accounting policies (continued)

Taxation (continued)
Current tax payable by any Group company on distribution to the holding company of the undistributed profits of any subsidiaries is recognised as deferred tax unless the timing of the distribution of those profits is controlled by the holding company and the temporary difference is not expected to reverse in the foreseeable future.

In accordance with IAS 12 'Income Taxes', deferred taxation is provided on temporary differences arising from the revaluation of fixed assets even where there is no commitment to sell the asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

(a) Restructuring costs and legal claims

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(b) Levies

The Group is subject to various insurance-related assessments or guarantee fund levies. Related provisions are provided for where there is a present obligation (legal or constructive) as a result of a past event.

Share capital
Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition.

Accounting developments
The International Accounting Standards Board (IASB) issued IFRS 7 'Financial Instruments: Disclosures' in August 2005. IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007.

Notes to the financial statements

4 Net realised gains on sale of renewal rights

	Alea London Limited	Alea North America Insurance Company	Alea Europe Limited	Total
	$'000	$'000	$'000	$'000
Six months ended 30 June 2006 (1)	-	-	930	930
Six months ended 30 June 2005	-	-	-	-
Year ended 31 December 2005	8,000	47,000	6,079	61,079

The above-mentioned three renewal rights transactions which took place in 2005 are detailed below.

The gains were calculated as the fair value of consideration receivable ($62.0 million). The Group has received payments to date of $20.1 million. The remaining balance of $41.9 million is included within loans and receivables including insurance receivables. The non-current portion of the receivable is $37.0 million.

These amounts represent the directors' best estimates of the risk adjusted future receipts discounted at 4.5%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts. In estimating the future receipts from which the fair value gain has been derived, the directors have taken into consideration factors such as prior premium production levels and growth rates of business sold, external projections and have made certain assumptions about levels of program transfer and renewal probabilities of future premiums.

The key data is:

		Alea London Limited	Alea North America Insurance Company	Alea Europe Limited
2005 Premium of business sold	$ millions	167	405	252
Estimated premium to be received during contract	$ millions	160	1,698	74
Contract period	years	2	5	1
Best estimate of receipts	$ millions	8	47	6
Contractual maximum sales proceeds	$ millions	30	75	30
Impact on fair value reported if production premium	increased by 10%	9	52	7
	decreased by 10%	7	42	5

(1) In the six months ended 30 June 2006 Alea Europe Ltd recognised an additional $0.9 million net realised gain on the sale of renewal rights. This additional gain arises due to the fact that the realised gain has now been translated into the reporting currency using the finalised exchange rates stipulated in the renewal rights contract. All assumptions used at 31 December 2005 in determining the net realised gain are unchanged.

Notes to the financial statements

5 Restructuring costs

In the second half year of 2005, the Group announced that it would run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations have been written down to their residual value. Redundancy costs were incurred during 2005 in Wilton and Rocky Hill. A restructuring provision was established at 31 December 2005 for employees in London, Basel and Zug. This provision included estimated expenses for future redundancy payments to employees who could not be redeployed in the new structure. The provision also contained estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that were expected to be vacated as part of the restructuring. The provision has been established based on the run-off plan and its balance is disclosed in Note 14. Other costs are included in the claims handling provisions.

Six months ended 30 June 2006

	Alea London	Alea North America	Alea Europe	Total
	$'000	$'000	$'000	$'000
Redundancy costs incurred (1)	2,572	1,484	-	4,056
Estimated restructuring costs (2)	-	(2,500)	-	(2,500)
Total restructuring costs	2,572	(1,016)	-	1,556

(1) Redundancy costs incurred reflect severance payable to employees which were not part of the original restructuring plan as disclosed for 31 December 2005.

(2) Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

Notes to the financial statements

5 Restructuring costs (continued)

Year ended 31 December 2005

	Alea London	Alea North America	Alea Europe	Total
	$'000	$'000	$'000	$'000
Impairment loss recognised in respect of property, plant and equipment	69	1,049	527	1,645
Impairment loss recognised in respect of licences	366	933	-	1,299
Redundancy costs incurred	-	1,157	-	1,157
Estimated restructuring costs (1)	6,032	4,769	7,452	18,253
Total restructuring costs	6,467	7,908	7,979	22,354

(1) The estimated restructuring costs can be further analysed as follows:

	Alea London	Alea North America	Alea Europe	Total
	$'000	$'000	$'000	$'000
Redundancy provision	3,322	-	6,988	10,310
Onerous contracts	2,710	4,769	464	7,943
Estimated restructuring costs	6,032	4,769	7,452	18,253

The key assumptions are derived from the following variables:

	Alea London	Alea North America	Alea Europe	Total
	Number	Number	Number	Number
Reduction in headcount based on run-off plan	48	-	35	83
Reduction in headcount as part of contractual agreements with regards to sale of renewal rights	7	41	7	55
Reduction in headcount based on realigned structure already implemented at 31 December 2005	-	57	-	57
Total headcount reduction	55	98	42	195

The redundancy provision and the provision for onerous contracts are derived purely from the headcount reductions listed above. There is very limited uncertainty with regards to the redundancy provision. In the six months ended 30 June 2006 (see Note 14), 37 per cent of the provision has already been paid.

Notes to the financial statements

6 Segmental information

Primary segment information - operating results by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance, the insurance operations in each jurisdiction, and financial services, the central investment operation which supports the insurance operations in each jurisdiction.

The operating result of each of these operating segments before the impact of intra-group quota share arrangements is shown below.

Six months ended 30 June 2006	Alea London $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Gross Premiums Written	(16,948)	(21,159)	166	-	-	(37,941)
Revenue						
Net insurance premium revenue	89,594	97,838	22,248	-	-	209,680
Fee income	309	100	-	-	-	409
Investment income	-	-	-	49,177	-	49,177
Net realised losses on financial assets	-	-	-	(1,426)	-	(1,426)
Net realised gains on sale of renewal rights	-	-	930	-	-	930
Total revenue	89,903	97,938	23,178	47,751	-	258,770
Expenses						
Net insurance claims	(66,302)	(68,865)	(13,765)	-	-	(148,932)
Acquisition costs	(25,444)	(31,963)	(6,774)	-	-	(64,181)
Other operating expenses	(10,072)	(18,577)	(11,496)	-	(2,343)	(42,488)
Restructuring costs	(2,572)	1,016	-	-	-	(1,556)
Total expenses	(104,390)	(118,389)	(32,035)	-	(2,343)	(257,157)
Results of operating activities	(14,487)	(20,451)	(8,857)	47,751	(2,343)	1,613
Finance costs	-	-	-	(15,971)	-	(15,971)
(Loss)/profit before income tax	(14,487)	(20,451)	(8,857)	31,780	(2,343)	(14,358)
Income tax credit	-	-	-	-	3,712	3,712
(Loss)/profit for the period	(14,487)	(20,451)	(8,857)	31,780	1,369	(10,646)

Notes to the financial statements

6 Segmental information (continued)

Six months ended 30 June 2005	Alea London $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Gross Premiums Written	170,709	428,279	256,355	-	-	855,343
Revenue						
Net insurance premium revenue	176,310	305,829	128,561	-	-	610,700
Fee income	1,052	6	264	-	-	1,322
Investment income	-	-	-	42,966	-	42,966
Net realised gains on financial assets	-	-	-	3,588	-	3,588
Net realised gains on sale of renewal rights	-	-	-	-	-	-
Total revenue	177,362	305,835	128,825	46,554	-	658,576
Expenses						
Net insurance claims	(98,920)	(206,669)	(107,054)	-	-	(412,643)
Acquisition costs	(47,899)	(99,317)	(27,622)	-	-	(174,838)
Other operating expenses	(13,882)	(10,004)	(9,869)	-	(2,376)	(36,131)
Restructuring costs	-	-	-	-	-	-
Total expenses	(160,701)	(315,990)	(144,545)	-	(2,376)	(623,612)
Results of operating activities	16,661	(10,155)	(15,720)	46,554	(2,376)	34,964
Finance costs	-	-	-	(9,054)	-	(9,054)
(Loss)/profit before income tax	16,661	(10,155)	(15,720)	37,500	(2,376)	25,910
Income tax expense	-	-	-	-	(6,425)	(6,425)
(Loss)/profit for the period	16,661	(10,155)	(15,720)	37,500	(8,801)	19,485

Notes to the financial statements

6 Segmental Information (continued)

Year ended 31 December 2005	Alea London $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Gross Premiums Written	247,110	498,547	251,871	-	-	997,528
Revenue						
Net insurance premium revenue	298,086	550,639	238,017	-	-	1,086,742
Fee income	2,814	(152)	344	-	-	3,006
Investment income	-	-	-	89,138	-	89,138
Net realised gains on financial assets	-	-	-	672	-	672
Net realised gains on sale of renewal rights	8,000	47,000	6,079	-	-	61,079
Total revenue	308,900	597,487	244,440	89,810	-	1,240,637
Expenses						
Net insurance claims	(295,955)	(387,534)	(235,780)	-	-	(919,269)
Acquisition costs	(95,006)	(189,550)	(51,232)	-	-	(335,788)
Other operating expenses	(30,804)	(29,769)	(20,574)	-	(14,288)	(95,435)
Restructuring costs	(6,467)	(7,908)	(7,979)	-	-	(22,354)
Total expenses	(428,232)	(614,761)	(315,565)	-	(14,288)	(1,372,846)
Results of operating activities	(119,332)	(17,274)	(71,125)	89,810	(14,288)	(132,209)
Finance costs	-	-	-	(19,892)	-	(19,892)
(Loss)/profit before income tax	(119,332)	(17,274)	(71,125)	69,918	(14,288)	(152,101)
Income tax expense	-	-	-	-	(26,827)	(26,827)
(Loss)/profit for the year	(119,332)	(17,274)	(71,125)	69,918	(41,115)	(178,928)

6 Segmental information (continued)

The Group has intra-group quota share arrangements between the following legal companies: Alea London Limited, Alea Bermuda Ltd, Alea North America Insurance Company and Alea North America Specialty Insurance Company (collectively Alea US) and Alea Europe Ltd. The impact of intra-group quota share arrangements on operating result with regards to the legal entities mentioned above is shown and explained below.

For the periods ended 30 June 2006, 30 June 2005 and 31 December 2005 intra group quota share arrangements included the following: a 35% quota share of Alea London business to Alea Europe for underwriting years 2002 through 2005, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda and a 70% quota share of Alea North America to Alea Bermuda. There was an intra-group aggregate excess contract from Alea Europe to Alea Bermuda until 31 December 2005 which has been commuted as of 1 January 2006. The effects of these arrangements are described below:

Six months ended 30 June 2006	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	89,594	471	97,367	22,248	209,680
Intercompany reinsurance	(31,293)	68,285	(68,157)	31,165	-
Net insurance premium revenue after intercompany reinsurance	58,301	68,756	29,210	53,413	209,680
Underwriting result (1)					
Before intercompany reinsurance	(14,487)	(10,959)	(11,835)	(9,787)	(47,068)
After intercompany reinsurance	(14,110)	(13,344)	(15,651)	(3,963)	(47,068)

Six months ended 30 June 2005	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	176,310	4,461	301,368	128,561	610,700
Intercompany reinsurance	(61,563)	215,193	(210,957)	57,327	-
Net insurance premium revenue after intercompany reinsurance	114,747	219,654	90,411	185,888	610,700
Underwriting result (1)					
Before intercompany reinsurance	16,661	(18,922)	6,391	(15,720)	(11,590)
After intercompany reinsurance	10,694	(15,574)	1,538	(8,248)	(11,590)

Year ended 31 December 2005	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	298,086	4,991	545,648	238,017	1,086,742
Intercompany reinsurance	(105,915)	392,876	(384,340)	97,379	-
Net insurance premium revenue after intercompany reinsurance	192,171	397,867	161,308	335,396	1,086,742
Underwriting result (1)					
Before intercompany reinsurance	(127,332)	(64,021)	(14,541)	(77,204)	(283,098)
After intercompany reinsurance	(95,618)	(124,790)	(33,954)	(28,736)	(283,098)

(1) Results of operating activities excluding investment income, net realised gains on financial assets and intangible assets and net realised gains on sale of renewal rights.

Notes to the financial statements

6 Segmental information (continued)

Secondary segment information - geographical analysis

The following provides an analysis of gross premiums written by location of insured and by location of legal entity accepting the risk, and of (loss)/profit before tax by legal entity accepting risk.

Geographical analysis of gross premiums written by location of insured	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Europe	627	307,799	281,259
Africa	(34)	1,778	2,010
Near & Middle East	(77)	6,139	5,477
Far East	105	6,399	5,535
Australia & Oceania	(132)	2,739	2,817
North America	(40,390)	519,199	687,973
Latin America	1,960	11,290	12,457
	(37,941)	855,343	997,528

Geographical analysis by location of legal entity

	Gross premiums written			(Loss)/profit before tax		
	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Bermuda	(1,574)	3,546	5,758	1,543	(12,503)	(113,722)
Jersey	69	133	216	(167)	694	1,577
United Kingdom	7,135	171,087	247,603	(6,601)	18,466	(77,426)
United States	(43,757)	424,733	492,789	(13,284)	2,455	13,754
Switzerland	166	255,844	251,162	4,151	16,598	23,716
	(37,941)	855,343	997,528	(14,358)	25,910	(152,101)

Gross premiums written are analysed on a legal entity basis and therefore reflect London contact office business in Switzerland of $0.0 million in the period ended 30 June 2006 (30 June 2005: -$0.5 million; 31 December 2005: -$0.8 million).

Operating equity and shareholders' equity interests	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 31 December 2005 $'000
Alea Europe Ltd	209,019	219,277	212,312
Alea (Bermuda) Ltd (1)	263,440	511,934	279,821
Alea US	263,680	265,227	275,556
Amounts held in Holding Companies	(6,398)	(2,417)	3,862
Amounts held in non-insurance subsidiaries	1,884	8,071	3,004
Note provided by Alea Europe Ltd to Alea US	32,505	32,505	32,505
	764,130	1,034,597	807,060
Amounts owed to credit institutions	(199,290)	(198,722)	(199,006)
Trust preferred securities	(117,693)	(117,583)	(117,625)
Shareholders' funds attributable to equity interests	447,147	718,292	490,429

(1) The entities wholly owned by Alea (Bermuda) Ltd have net assets as follows:

	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 31 December 2005 $'000
Alea London Ltd	70,729	195,571	84,857
Alea Global Risk Ltd	6,032	10,915	11,411
Alea Jersey Ltd	1,159	2,084	2,082

Notes to the financial statements

7 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Earnings	$	$	$
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the Parent	(10,646)	19,485	(178,928)
Earnings for the purposes of diluted earnings per share	(10,646)	19,485	(178,928)

Number of shares	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
	Number	Number	Number
Weighted average number of ordinary shares for the purposes of basic earnings per share	173,718,475	174,104,068	173,913,624
Effect of dilutive potential ordinary shares:			
- Share options	-	310,110	-
Weighted average number of ordinary shares for the purposes of diluted earnings per share	173,718,475	174,414,178	173,913,624

8 Investment income

	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Financial assets - available for sale:			
- Interest income from debt securities	45,084	39,437	82,047
Cash and cash equivalents interest income	4,093	3,529	7,091
	49,177	42,966	89,138

Notes to the financial statements

9 Income tax expense

	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Current tax (credit)/charge:			
UK corporation tax	288	374	42
Foreign tax	(2,077)	6,406	(208)
Total current period	(1,789)	6,780	(166)
Deferred tax (credit)/charge:	(1,923)	(355)	26,993
Total income tax (credit)/expense	(3,712)	6,425	26,827

In the year ended 31 December 2005 the Group wrote off its deferred tax assets to reflect uncertainty over future profitability. The Group's Swiss and UK entities have significant trading losses carried forward in respect of which no deferred tax assets have been recognised due to the unpredictability of future profit streams.

Note 6 Segmental information shows that in the six months to 30 June 2006 the Group's North American entities made a pre tax loss of $13.3 million. As a result of these allowable tax losses the Group has reversed a previously recognised deferred tax liability of $1.9 million and has also recognised a current tax recoverable of $2.8 million.

The corporation tax for the interim periods ended 30 June 2006 and 30 June 2005 was calculated so as to represent the best estimate of the weighted average annual corporation tax rate expected for the full financial year.

10 Dividends

	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
Final dividend for the year ended 31 December 2004 of $0.07 per share	-	12,203	12,203
	-	12,203	12,203

11 Disposal of subsidiary

Alea North America Insurance Company has entered into an agreement to sell its Delaware excess and surplus lines carrier, Alea North America Specialty Insurance Company ("ANASIC") to Insurance Corporation of Hannover, a member company of Praetorian Financial Group, Inc. ("Praetorian").

Under the terms of the agreement, Praetorian will purchase all of Alea's shares in ANASIC in exchange for a cash payment of $4 million plus the policyholders' surplus of ANASIC as of the closing date.

Notes to the financial statements

11 Disposal of subsidiary (continued)

Total consideration will be between $30 million and $36 million. Subsequent distribution of proceeds is subject to regulatory approval and other conditions.

On the closing date, the Group's Alea Bermuda Ltd affiliate will assume 100% of all business written by ANASIC prior to the closing date. The obligations under the agreements will be supported by a guarantee of the Company.

The sale is subject to regulatory approval and other customary conditions. Alea will continue to administer the run-off of the in force business as of the closing date.

Alea North America Specialty Insurance Company	As at 30 June 2006 $'000
ASSETS	
Deferred acquisition costs	50
Financial assets	
Debt securities	
- available for sale	31,727
Loans and receivables including insurance receivables	245
Reinsurance contracts	10,528
Cash and cash equivalents	495
Total assets	**43,045**
LIABILITIES	
Insurance contracts	12,258
Other liabilities and charges	125
Trade and other payables	32
Total liabilities	**12,415**
Net assets	**30,630**
EQUITY	
Capital and reserves attributable to the Company's equity holders	
Share capital	3,500
Share premium	26,623
Revaluation reserve (1)	(1,111)
Retained earnings	1,618
Total equity	**30,630**

(1) The revaluation reserve reflects the cumulative effect of unrealised gains and losses in respect of debt securities held for sale directly recognised in equity.

Notes to the financial statements

12 Insurance and reinsurance contracts

Insurance and reinsurance contracts are comprised of the following:

	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 31 December 2005 $'000
Gross claims outstanding			
Provision for claims outstanding, reported and not reported	2,415,042	2,231,736	2,531,928
Discount	(127,702)	(155,681)	(133,443)
	2,287,340	2,076,055	2,398,485
Claims handling provisions	25,509	22,690	30,372
Total gross claims outstanding	2,312,849	2,098,745	2,428,857
Provision for unearned premiums on insurance contracts	138,811	920,683	443,599
Total insurance contracts	2,451,660	3,019,428	2,872,456
Aggregate excess reinsurance			
Provision for claims outstanding, reported and not reported	321,270	434,978	343,312
Discount	(9,132)	(30,678)	(11,308)
Net aggregate excess reinsurance	312,138	404,300	332,004
Other reinsurance			
Provision for claims outstanding, reported and not reported	659,810	538,040	672,952
Discount	(3,866)	(7,152)	(5,455)
Net other reinsurance	655,944	530,888	667,497
Total reinsurance			
Provision for claims outstanding, reported and not reported	981,080	973,018	1,016,264
Discount	(12,998)	(37,830)	(16,763)
Total reinsurers' share of claims outstanding	968,082	935,188	999,501
Provision for unearned premiums on reinsurance contracts	32,925	89,787	58,138
Total reinsurance contracts	1,001,007	1,024,975	1,057,639
Claims outstanding, net of reinsurance			
Before discount	1,459,471	1,281,408	1,546,036
Discount	(114,704)	(117,851)	(116,679)
Claims outstanding net of reinsurance	1,344,767	1,163,557	1,429,357

Security held for aggregate excess reinsurance	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 31 December 2005 $'000
Deposits received from reinsurers	46,946	93,381	47,445
Trust fund and LOC collateral available against aggregate excess contracts	260,561	283,684	279,704
Total collateral available against aggregate excess reinsurance recoverable	307,507	377,065	327,149
Collateral held in respect of unearned premiums	-	87	13
Total collateral held	307,507	377,152	327,162

Notes to the financial statements

13 Borrowings

The borrowings are repayable as follows:	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 31 December 2005 $'000
On demand or within one year	-	-	-
In the second year	200,000	-	200,000
In the third to fifth years inclusive	-	200,000	-
After five years	120,000	120,000	120,000
	320,000	320,000	320,000
Less: Capitalised debt raising expenses	(3,017)	(3,694)	(3,369)
Amount due for settlement after 12 months	316,983	316,306	316,631

Debt raising expenses are capitalised and are amortised over the period of the loan.

Analysis of borrowings:	As at 30 June 2006 $'000	As at 30 June 2005 $'000	As at 31 December 2005 $'000
Amounts owed to credit institutions	200,000	200,000	200,000
Trust preferred securities	120,000	120,000	120,000
Total borrowings	320,000	320,000	320,000

All borrowings are recorded at fair value.

Amounts owed to credit institutions
The three-year bank term loan of $200.0 million and the $50.0 million revolver currently carry an interest margin of 120 basis points, which is adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility is additionally subject to a commitment fee of 40% of the applicable margin. The term loan was used to repay the pre-existing financing facilities with the balance being used for general corporate expenses.

In February 2005, the $50.0 million revolver was fully drawn and the funds were used to make a voluntary prepayment of $50.0 million under the $200.0 million term loan. This prepayment was accompanied by an amendment which increased the financial flexibility of Alea under this financing.

The loan imposes restrictive covenants including tangible minimum equity, debt-to-capitalisation ratio limitations, limitations on the granting of liens, payment of dividends, other dispositions of assets, increased indebtedness and distribution of assets.

Trust preferred securities
In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities, issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years.

Notes to the financial statements

14 Provisions

	Restructuring Provision $'000
At 31 December 2004	-
Additional provision in the period	-
Exchange difference	-
At 30 June 2005	-
Additional provision in the period (see Note 5)	18,253
Exchange difference	(691)
At 31 December 2005	17,562
Utilisation of provision due to onerous contracts	(1,233)
Reversal of provision due to onerous contracts (1)	(2,500)
Utilisation of provision due to severance payments	(4,960)
Exchange difference	636
At 30 June 2006	9,505

(1) As a result of Alea North America's sublease of its empty offices in Wilton a reversal of the previously recognised provision for onerous contracts has been made. The reversal is part of the restructuring costs presented in the income statement.

For further details regarding the restructuring costs see Note 5.

Notes to the financial statements

15 Consolidated statement of changes in equity

	Attributable to equity holders of the Company								
	Share capital $'000	Share premium $'000	Capital reserve $'000	Revaluation reserve (1) $'000	Hedging and translation reserves (2) $'000	Retained earnings $'000	Share based payment reserve $'000	Non-distributable reserve (3) $'000	Total $'000
As at 1 January 2006	1,737	629,311	75,381	(12,671)	(176)	(204,139)	986	-	490,429
Loss of the period						(10,646)			(10,646)
Revaluation on available for sale investments - gross				(36,607)					(36,607)
Revaluation on available for sale investments - tax				-					-
Movement in share based payment reserve							(187)		(187)
Translation gains - gross					4,158				4,158
Translation gains - tax					-				-
As at 30 June 2006	**1,737**	**629,311**	**75,381**	**(49,278)**	**3,982**	**(214,785)**	**799**	**-**	**447,147**

	Attributable to equity holders of the Company								
	Share capital $'000	Share premium $'000	Capital reserve $'000	Revaluation reserve (1) $'000	Hedging and translation reserves (2) $'000	Retained earnings $'000	Share based payment reserve $'000	Non-distributable reserve (3) $'000	Total $'000
As at 1 January 2005	1,744	631,439	75,381	12,502	7,629	(17,376)	823	4,368	716,510
Repurchase of shares	(7)	(2,058)							(2,065)
Profit of the period						19,485			19,485
Revaluation on available for sale investments - gross				6,026					6,026
Revaluation on available for sale investments - tax				(1,367)					(1,367)
Movement in share based payment reserve							113		113
Transfer to non-distributable reserve - gross						(2,113)		2,113	-
Transfer non-distributable reserve - tax						634		(634)	-
Translation losses - gross					(4,891)				(4,891)
Translation losses - tax					(3,316)				(3,316)
Dividend paid						(12,203)			(12,203)
As at 30 June 2005	**1,737**	**629,381**	**75,381**	**17,161**	**(578)**	**(11,573)**	**936**	**5,847**	**718,292**

Notes to the financial statements

15 Consolidated statement of changes in equity (continued)

	Attributable to equity holders of the Company								
	Share capital $'000	Share premium $'000	Capital reserve $'000	Revaluation reserve (1) $'000	Hedging and translation reserves (2) $'000	Retained earnings $'000	Share based payment reserve $'000	Non-distributable reserve (3) $'000	Total $'000
As at 1 January 2005	1,744	631,439	75,381	12,502	7,629	(17,376)	823	4,368	716,510
Repurchase of shares	(7)	(2,128)							(2,135)
Loss of the period						(178,928)			(178,928)
Revaluation on available for sale investments - gross				(26,593)					(26,593)
Revaluation on available for sale investments - tax				1,420					1,420
Movement in share based payment reserve							163		163
Transfer from non-distributable reserve - gross						6,240		(6,240)	-
Transfer to non-distributable reserve - tax						(1,872)		1,872	-
Translation losses - gross					(4,934)				(4,934)
Translation losses - tax					(2,871)				(2,871)
Dividend paid						(12,203)			(12,203)
As at 31 December 2005	**1,737**	**629,311**	**75,381**	**(12,671)**	**(176)**	**(204,139)**	**986**	**-**	**490,429**

(1) The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are posted to this reserve.

(2) Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

(3) The non-distributable reserve represents a statutory reserve established by Alea London Limited in accordance with UK Company Law for the purposes of mitigating exceptionally high loss ratios in future years as required by Schedule 9A of the Companies Act.

Notes to the financial statements

16 Net cash flow from operating activities

	Six months ended 30 June 2006 $'000	Six months ended 30 June 2005 $'000	Year ended 31 December 2005 $'000
(Loss) / profit for the period	(10,646)	19,485	(178,928)
Adjustments for:			
- tax expense	(3,712)	6,425	26,827
- depreciation	1,955	3,001	5,897
- impairment loss recognised in respect of property, plant and equipment	-	-	1,645
- impairment loss recognised in respect of licences	-	-	1,299
Net cash flows for the period transferred to investing activities	(45,832)	(42,783)	(92,123)
Loss on sale of property, plant and equipment	42	63	64
Debt interest expense	11,282	7,441	16,344
Loss/(profit) on foreign exchange	8,311	(1,229)	(2,606)
Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)			
Net increase in insurance liabilities	(464,492)	256,253	100,806
Net decrease/(increase) in reinsurance assets	69,059	(31,007)	(57,440)
Net decrease/(increase) in loans and receivables	212,294	(119,515)	266,719
Net increase/(decrease) in other operating liabilities	24,304	(33,433)	25,786
Net movement in share based payment reserve	(187)	113	163
Net cash from operating activities	(197,622)	64,814	114,453

Notes to the financial statements

17 Contingent liabilities

Structured settlements
The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001.

In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, at 30 June 2006, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 39 million Canadian Dollars ($35 million) and the maximum in relation to any one insurer 18 million Canadian Dollars ($16 million).

Litigation
In January 2003, a claim was made against the Group and its indirect subsidiary Alea North America Company ('ANAC') by a former employee of ANAC alleging, inter alia, discrimination, harassment and retaliation for damages totalling $3.5 million. The Group's motion for summary judgement resulted in the dismissal of most of the claims prior to trial. In October 2005 a jury verdict was rendered in favour of the Group and ANAC on all remaining claims. The former employee has appealed. At this stage it is not possible to estimate the amount of any potential liability that may arise for the Group. The Group believes the allegations are unfounded and is vigorously defending itself against the claim and is opposing the appeal. No provision has been made in the accounts for this matter.

Subpoenas and requests for information/regulatory matters
The US domiciled insurance members of the Group received certain subpoenas and information requests with respect to the ongoing investigations by various regulators and governmental authorities relating to industry-wide investigations into US producer compensation practices and arrangements. In November 2004, Alea North America Insurance Company ("ANAIC") received a subpoena from the Attorney General of New York and, together with Alea North America Speciality Insurance Company ("ANASIC"), received inquiries from the insurance departments of Delaware and North Carolina. No allegations of wrongdoing have been made against ANAIC, ANASIC nor any of their employees, nor does the Group have reason to believe that any of them are specific targets of any investigation.

The Group has cooperated fully with these inquiries. After concluding their internal investigations in connection with these matters, these member companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Certain members of the Group have received subpoenas and information requests with respect to finite reinsurance from the US Securities and Exchange Commission, the FSA, the Australian Prudential Regulatory Authority and the Florida and Delaware state insurance authorities.

The Group has cooperated or is cooperating fully with each authority from which it has received an inquiry and is aware of no improper conduct.

These industry-wide investigations, including certain of the investigations to which the Group is a party, are ongoing and it is not possible to predict the impact that these investigations, or any enquiries specific to the Group, may have on the Group's current or future business and financial results. Moreover, there can be no assurance that further investigations will not be initiated or reopened in the future.

Notes to the financial statements

17 Contingent liabilities (continued)

Subpoenas and requests for information/regulatory matters (continued)
In connection with a periodic market conduct examination, the California Department of Insurance has disputed certain fees collected from policyholders by two agents of one of the Group's subsidiaries. The Group disagrees with the Department's position, but is cooperating to audit these fee arrangements. The agreements with the agents involved have been terminated. It is not possible to predict the impact of this dispute on the Group's financial results.

Company contingent liabilities
In the third quarter of 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating entities. These guarantees are in addition to the pre-existing guarantees already in place between certain subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees require that the Company make funds available to the insurance operating entities to allow the entities to fulfil their insurance or reinsurance obligations to the client/customer incurred while the guarantee remains in effect.

18 Related party transactions

Kohlberg Kravis Roberts & Co., L.P./Fisher Capital Corp. L.L.C.
Certain parties related to Kohlberg Kravis Roberts & Co., L.P. own in excess of 40% of the Company's issued shares. The Company has certain relationship, management rights, shareholder and advisory fee agreements, as amended with Kohlberg Kravis Roberts & Co., L.P., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership and Fisher Capital Corp. L.L.C. These agreements are further described in the Company's Listing Particulars dated 14 November 2003. The Group pays annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. L.L.C., also a shareholder. As at 30 June 2006, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC have received $375,000 and $175,000, respectively. As at 30 June 2006 the balance due under these arrangements was $nil (30 June 2005: $nil; 31 December 2005: $nil). Certain of the Company's directors are interested in these entities as described in the annual Directors' Report.

Loans to officers
Loans to officers were offered in connection with their purchase of Company shares and are interest bearing and except as described below, are full recourse and made on consistent terms as those to other employees. Mr M Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 that bears interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof. Upon termination of employment Mr M Ricciardelli is not personally liable for any amounts in excess of the value of the shares pledged plus any accrued but unpaid bonus contractually payable to him. Consistent with other borrowers, Mr M Ricciardelli's loan is repayable in five equal annual instalments of 20% of the principal amount thereof. Mr M Ricciardelli paid the first annual principal instalment on his loan of $75,000, together with accrued interest of $11,111 in 2005. At 30 June 2006, Mr M Ricciardelli's outstanding balance was $300,000 and accrued interest was $10,632. In connection with Mr M. Ricciardelli's separation arrangements, he has agreed to repay of his loan from the proceeds from the sales of his pledged shares and restricted stock units.

As at 30 June 2006 the Group had loans to key management personnel, including the amount set out above in respect of Mr M Ricciardelli, in aggregate principal amounts of $450,000 (30 June 2005: $525,000). The number of key management personnel that had outstanding loans at 30 June 2006 was 3 (30 June 2005: 3). Key management personnel are as described below.

Notes to the financial statements

18 Related party transactions (continued)

Key management personnel
The Group considers its key management personnel to include its directors and those members of management reporting directly to its executive directors that have executive management responsibility for Group-wide operations.

Remuneration of key management personnel
The remuneration of the directors and those members of management reporting directly to its executive directors that have executive management responsibility for Group-wide operations, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. For six months ended 30 June 2006 this included 12 individuals (2005: 14).

	Six month ended 30 June 2006	Six month ended 30 June 2005	Year ended 31 December 2005
Short-term employee benefits	**$1,169,411**	$2,242,965	$3,507,538
Post-employment benefits	**$14,250**	$98,358	$138,630
Other long-term benefits	**$119,194**	$77,493	$154,986
Termination benefits	**$192,234**	$3,131,004	$3,025,159
Share-based payment	**$65,072**	$130,422	$262,417
TOTAL	**$1,560,161**	$5,680,242	$7,088,730

Key management personnel employment and retention contracts
Members of the Group have entered into employment and retention contracts with executive Directors and/or certain members of key management, in each case taking into account the practices in the jurisdiction where the Group operates. Terms of these agreements as they apply to the Company's Directors at year-end 2005 are set out in the Director's Remuneration Report. Termination benefits in the table above include amounts paid in 2005 and during the first six month period of 2006 to departing executive Directors and certain members of key management in settlement of such contracts.

Share and loan transactions with members of key management

Stewart Laderman

On 6 April 2005, the Company repurchased Mr Laderman's 183,880 common shares for GBP 340,178 and 498,688 vested options granted on 19 May 2000 for GBP 69,816 in each case in accordance with the terms of his stockholder's agreement by reference to the price per common share on 31 March 2005. Mr Laderman was granted a GBP 172,237 loan in connection with the common share purchase program, bearing interest at 6.85% and repayable in instalments of 20% each 31 August, commencing in 2001. At 31 December 2004 Mr Laderman had repaid the loan in full, including interest.

18 Related party transactions (continued)

Share and loan transactions with members of key management (continued)

Kirk Lusk

Mr Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr Lusk's loan in 2005.

Thomas Weidman

Mr Weidman was granted a $99,999 loan in connection with the share purchase program, bearing interest at 3.7665% and repayable in instalments of 20% each 31 August commencing in 2006.

Amanda Atkins

On 6 April 2005 the Company purchased 35,060 Common Shares held by Ms Atkins for GBP 64,861 in accordance with the terms of her Stockholders' Agreement at the closing price of a Common Share on the London Stock Exchange on 31 March 2005. For details regarding the compromise agreement with Ms Atkins see the Directors' Remuneration Report section in the Alea Group Annual Report 2005.

Mark Ricciardelli

In connection with Mr M Ricciardelli's separation arrangements, on 29 June 2006, the Company agreed that it would vest all restricted stock units not already vested and deliver the underlying shares (totaling 70,918 shares) to Mr M Ricciardelli for sale on or about 22 September 2006. The proceeds of the sale of such shares, together with the simultaneous sale of shares purchased in 2004 by Mr M Ricciardelli (164,821 shares) will be used to satisfy the balance of Mr Ricciardelli's loan of $300,000 plus accrued interest of $13,360 through 31 August 2006, his last day of employment. Mr Ricciardelli's options will be cancelled in accordance with the terms of his option agreement.

INDEPENDENT REVIEW REPORT TO ALEA GROUP HOLDINGS (BERMUDA) LTD

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and related notes 1 to 18. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed. The directors have elected not to comply with International Accounting Standard 34 *Interim Financial Reporting*.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Emphasis of matter – going concern

In forming our review conclusion, which is not qualified, we have considered the adequacy of the disclosure made in note 2 to the financial information concerning the company's ability to continue as a going concern. The company has borrowings which are subject to covenants. Compliance with those covenants at the period end and in the future is based on the estimates in the balance sheet and cash flow projections. Both of these are prepared on the basis of assumptions that are subject to material uncertainty. These conditions, along with the other matters explained in note 2 to the financial information, indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern. The financial information does not include adjustments that would result if the company was unable to continue as a going concern.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London
19 September 2006

Alea Group Holdings (Bermuda) Ltd
Crown House, 3rd Floor
4 Par-la-Ville Road
PO Box 2983
Hamilton HM 08
Bermuda
www.aleagroup.com

File No. 82-34885

London STOCK EXCHANGE

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For all other transactions, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed.** The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to Issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 3545.**

Application to be considered on (date):	6 September 2006
Dealings expected to commence on (date):	7 September 2006

1. Full legal name of Issuer: Alea Group Holdings (Bermuda) Ltd.

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3.* Home EU competent authority for listing ***(if not UKLA)*****:**

a. Will the securities also be admitted to the Official List of the UKLA? YES/NO

b. If appropriate, has the "passport" been lodged with the UKLA? YES/NO

4. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Application for Block Listing of 72,818 common shares with a nominal value of $0.01 each that fall to be issued under The Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.

5.* Expected size of offer (£m):

6.* Expected market cap. post issue :

7. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

72,818 common shares of $0.01 each.

8. **Are the securities for which application is now made identical ** in all respects**

a. **with each other?** | YES |

b. **with an existing class of security?** | YES |

**** If you answered *NO* to either question how do the securities differ and when will they become identical?**

Note in relation to Question 8:

**** Identical means in this context:**

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date:

10. **Please indicate whether the certificates are in registered or bearer form:**

REGISTERED

11. **Default place of settlement (system):** CREST

12. **Issuer details:**

a. **Contact name:** George P. Judd

b. **Job Title:** SVP & Group Secretary

c. **Telephone Number:** 001 860 258 7550

d. **Email address:** George.judd@aleagroup.com

13. **Invoicing – Value Added Tax (VAT)**

To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following mandatory section:

a. **Country of Principal Place of Business (PPB):** Bermuda

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** YES: [ ] NO: [X]

c. **Is the Issuer registered for VAT in another EC country?** YES: [ ] NO: [X]

d. **If YES, please confirm EC VAT registration number:**

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* **Brief description of business:**

15.* **Directors** *(names, job-titles, executive/non-executive status):*

16.* **Fiscal year end:**

17. **Sponsor/ Lead manager / Adviser (if applicable):**

- a. **Contact name:** Georgina Stewart
- b. **Telephone Number:** 020 7996 2798
- c. **Email address:** Georgina_stewart@ml.com

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:		**Print Name:**	George P. Judd
Job Title:	Senior Vice President & Group Secretary	**Date:**	4 September 2006

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Alea Group Holdings (Bermuda) Ltd.

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

File No. 82-34885

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

This form should be suitably amended for an *applicant* which is not a public limited company.

Admission to the *official list* will be simultaneous with *admission to trading* on an *RIE*'s market for listed securities. You will need to complete a separate application form to apply for trading on a *RIE*.

To: The *FSA*

Date: 4 September 2006

ALEA GROUP HOLDINGS (BERMUDA) LTD. (the *applicant*) hereby applies for the *securities* described below to be admitted to the *official list* of the *FSA*.

COMPLETE AS APPROPRIATE:

Details of *equity shares* already *admitted* to the *official list*:			
Authorised		Denomination	Issued and paid up
1,000,000,000	in	$0.01	173,710,665
	in		(7,082,403) admitted but not issued
	in		
$10,000,000			$1,737,106.65 ($70,824.03)
Details and the legal description of *securities* for which this application is being made:			
Authorised		Denomination	Issued and paid up (inclusive of present value)
72,818	in	$0.01	(72,818)
	in		
$728.18			($728.18)
Nominal value		Redemption date	Coupon
£			

Amounts and descriptions of *securities* for which application is now being made (include distinctive numbers if any) where the *securities* are to be issued under a programme, give a description of the programme and the maximum amount of *securities* which may be *listed* at any one time:
Application for Block Listing of 72,818 common shares with a nominal value of $0.01 each
that fall to be issued under The Alea Group Executive Option and Stock Plan pursuant to
grants of Restricted Stock Units.

Type of issue for which application is being made:
Block Listing as described above.

Please specify where the *applicant* is listed and the nature of the listing:
Primary London Stock Exchange
Secondary

Please specify on which *markets* the *applicant* has applied to have its *securities* traded:
London Stock Exchange

Information to be provided by a Public Sector Issuer of an EEA State that seeks admission of debt securities	
Series Number:	
Issue Price:	
Specified Denominations:	
Issue Date:	
Maturity Date:	
Form of Securities:	Bearer/Registered
Listing:	
ISIN:	

Confirmation

We acknowledge our obligations arising under the *listing rules* and the legal implications of *listing* under the Financial Services and Markets Act 2000. Accordingly, we confirm that:

(a) all the conditions for *listing* in the *listing rules* which are required to be fulfilled before the application have been fulfilled in relation to the *issuer* and the *securities* for which application is now made;

(b) all information required to be included in the *prospectus/listing particulars* has been included or, if the final version has not yet been submitted (or approved), will be included before it is submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in line with the *listing rules* and all other requirements of the *FSA* in respect of the application have been or will be complied with.

We undertake to comply with the *listing rules* so far as applicable to the *issuer*.

We undertake to comply with all applicable continuing obligations.

We acknowledge the obligation to comply with the requirement to publish a *supplementary prospectus* or *supplementary listing particulars* if, at any time after a *prospectus* or *listing particulars* have been approved and before dealings in any *securities* covered by this application begin, the *issuer* becomes aware that a significant new factor, material mistake or inaccuracy has arisen or has been noted in relation to the information included in the *prospectus* or *listing particulars*.

SIGNED BY [signature]
George P. Judd, Senior Vice President,
for and on behalf of:

Alea Group Holdings (Bermuda) Ltd. *(applicant)*

Application to be heard on:	
Admission expected to be effective on:	

Name(s) of contact(s) at *applicant* regarding the application:	George P. Judd
Telephone number(s) of contact(s) at *applicant* regarding the application:	001 860 258 7553

Additional Information

Details of how fee's have been paid	
Method	Amount and date
Cheque	
BAC's/CHAP's (reference details required)	
Credit Card	
FTSE Classification (if known)	
FTSE Indices (if known)	
Countries of Secondary Listing (if applicable)	
Accounting Standards used	
Auditing Standards used	

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

ALEA GROUP HOLDINGS (BERMUDA) LTD.

UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

4 September 2006

Dear Sirs:

We refer to Alea Group Holdings (Bermuda) Ltd.'s Application for Admission of Securities to the Official List, for a block listing of 72,818 common shares with a nominal value of $0.01 each that fall to be issued under The Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units (the "Application"), and we acknowledge our obligations arising under the listing rules and in particular LR 3.3.2R (2)(c), and confirm that:

(i) There will not be any offer of the securities to the public and therefore no prospectus is required; and

(ii) The Application does not require the publication of a prospectus under section 85(2) of the Act, as it relates to shares in the Company representing, over the 12 month period prior to Admission, less than 10 per cent of the shares of the Company of the same class already admitted to trading in accordance with section 85(6)(b) of the Act and paragraph 1.2.3R (1) of the Prospectus Rules; and

(iii) the issuer will not make an offer of transferable securities to the public of, or admit to trading on a regulated market in, the UK, the securities which are the subject of the Application until those securities are admitted to the official list.

Yours faithfully,

George P. Judd
Senior Vice President & Group Secretary

For and on behalf of ALEA GROUP HOLDINGS (BERMUDA) LTD. *(applicant)*